UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Quarterly information on

30 September 2020

TIM S.A.

QUARTERLY INFORMATION

30 September 2020

Index

Independent auditors ' report on quarterly information	1
Quarterly audited information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in equity	7
Cash flow statements	9
Statements of value added	11
Earnings release	12
Notes to quarterly information	39
Opinion of the Fiscal Council	108
Directors' statement on quarterly information	109
Directors' statement on independent auditors' report	110

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

The shareholders, board of directors and officers

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying interim financial information, contained in the Quarterly Information Form (ITR) of Tim S.A. (“Company”) for the quarter ended September 30, 2020, comprising the balance sheet as of September 30, 2020 and the statements of income and comprehensive income for the three-month and nine-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for preparation of the interim financial information in accordance with NBC TG 21 – Demonstração Intermediária, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The quarterly information referred to above includes the statements of value added (DVA) for the nine-month period ended September 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 “Statement of Added Value”. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the interim financial information taken as whole.

Review of prior year/period corresponding figures

The amounts corresponding to the statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2019, changes in shareholders’ equity, cash flows and value added, for the nine-month period then ended, and presented for comparative purposes, were previously reviewed by other independent auditors who issued an unqualified review report on the interim accounting information on February 05, 2020.

Rio de Janeiro, November 03, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM S.A.
BALANCE SHEETS
30 September 2020 and 31 December 2019
(In thousands of reais)

	Note	09/2020	12/2019

Asset		39,790,080	39,857,182

Current assets		9,601,207	8,418,034
Cash and cash equivalents	4	2,124,706	2,284,048
Marketable securities	5	1,513,016	642,312
Trade accounts receivable	6	2,986,094	3,182,935
Inventory	7	206,862	203,278
Indirect taxes, charges and contributions recoverable	8	371,170	420,284
Direct taxes, charges and contributions recoverable	9	1,553,003	1,366,809
Prepaid expenses	11	275,403	173,139
Derivative financial instruments	35	383,852	16,602
Leases	15	4,812	4,931
Regulatory credits recoverable	16	57,684	33,090
Other assets		124,605	90,606

Non-current assets		30,188,873	31,439,148
Long-term receivables		3,819,270	4,526,228
Marketable securities	5	6,634	3,849
Trade accounts receivable	6	125,839	103,075
Indirect taxes, charges and contributions recoverable	8	833,642	823,349
Direct taxes, charges and contributions recoverable	9	1,140,869	2,367,608
Deferred income tax and social contribution	10	482,269	-
Judicial deposits	12	863,920	919,850
Prepaid expenses	11	64,271	68,628
Derivative financial instruments	35	122,839	29,909
Leases	15	147,390	151,447
Other assets		31,597	58,513

Property, plant and equipment	13	17,357,330	17,612,164
Intangible	14	9,012,273	9,300,756

The explanatory notes are an integral part of the financial statements.

3

TIM S.A.
BALANCE SHEETS
30 September 2020 and 31 December 2019
(In thousands of reais)

	Note	09/2020	12/2019

Liabilities and Shareholders´ equity		39,790,080	39,857,182

Total liabilities		16,540,853	17,798,375

Current liabilities		6,670,340	8,135,119
Suppliers	17	2,176,054	3,916,048
Borrowing and financing	19	1,835,290	1,384,180
Leases	15	953,405	873,068
Derivative financial instruments	35	11,100	858
Payroll and related charges		286,988	217,523
Indirect taxes, charges and contributions payable	20	811,342	463,075
Direct taxes, charges and contributions payable	21	251,777	270,489
Dividends and interest on shareholders’ equity payable	24	46,745	597,550
Authorizations payable	18	65,086	88,614
Deferred revenues	22	218,447	281,930
Other liabilities		14,106	41,784

Non- current liabilities		9,870,513	9,663,256

Borrowing and financing	19	758,571	644,908
Derivative financial instruments	35	-	3,547
Leases	15	6,915,983	6,907,802
Indirect taxes, charges and contributions payable	20	3,083	2,997
Direct taxes, charges and contributions payable	21	212,834	212,310
Deferred income tax and social contribution	10	-	78,230
Provision for legal and administrative proceedings	23	885,634	703,522
Pension plan and other post-employment benefits		5,782	5,782
Authorizations payable	18	254,123	237,723
Deferred revenue	22	772,136	827,182
Other liabilities		62,367	39,253

Shareholders’ equity	24	23,249,227	22,058,807
Capital stock		13,477,891	13,476,172
Capital reserves		394,586	36,154
Profit reserves		8,550,298	8,550,298
Accumulated other comprehensive income		(3,817)	(3,817)
Net income for the period		830,269	-

Explanatory notes are an integral part of the quarterly information.

4

TIM S.A.
STATEMENT OF INCOME
Periods ended September 30, 2020 and 2019
(In thousands of reais, except as otherwise stated)

	Note	3rd Qtr/20	09/2020	3rd Qtr/19	09/2019

Net revenue	26	4,387,369	12,589,783	4,337,063	12,790,630

Costs of services provided and goods sold	27	(2,051,150)	(5,879,700)	(1,839,071)	(5,485,463)
Gross income		2,336,219	6,710,083	2,497,992	7,305,167

Operating income (expenses):
Selling expenses	27	(1,133,255)	(3,347,862)	(1,237,964)	(3,753,725)
General and administrative	27	(412,194)	(1,238,982)	(415,479)	(1,268,694)
Other income (expense), net	28	(107,873)	(282,736)	(50,877)	1,369,155
		(1,653,322)	(4,869,580)	(1,704,320)	(3,653,264)

Operating income		682,897	1,840,503	793,672	3,651,903

Financial income (expenses):
Financial revenue	29	181,049	725,170	143,728	1,461,273
Financial expenses	30	(424,743)	(1,488,082)	(321,581)	(1,068,225)
		(243,694)	(762,912)	(177,853)	393,048

Income before income tax and social contribution	-	439,203	1,077,591	615,819	4,044,951

Income tax and social contribution	31	(49,165)	(247,322)	128,955	(926,487)

Net profit for the period		390,038	830,269	744,774	3,118,464

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	32	0.36	0.03	0.02	0,07
Diluted earnings per share	32	0.36	0.03

Explanatory notes are an integral part of the quarterly information

5

TIM S.A.
STATEMENT OF COMPREHENSIVE INCOME
Periods ended September 30, 2020 and 2019
(In thousands of reais)

	3rd Qtr/20	09/2020	3rd Qtr/19	09/2019

Net income for the period	390,038	830,269	744,774	3,118,464

Other items in comprehensive income	-	-	-	-
Total comprehensive income for the period	390,038	830,269	744,774	3,118,464

Explanatory notes are an integral part of the quarterly information.

6

TIM S.A.
STATEMENT OF CHANGES IN EQUITY
Period ended 30 September
(In thousands of reais)
				Profit reserves
	Share Capital	Capital reserve		Legal reserve		Reserve for expansion		Tax incentive Reserve		Asset valuation adjustments		Accumulated profits		Total
Balances on December 31, 2019	13,476,172	36,154		952,486		5,985,793		1,612,019		(3,817)		-		22,058,807

Total comprehensive income for the period
Net profit for the period	-	-		-		-		-		-		830,269		830,269
Total comprehensive income for the period	-	-		-		-		-		-		830,269		830,269
Total shareholder contributions and distributions to shareholders
Incorporation of a company from TIM Group (Note 1)	1,719	353,604		-		-								355,323
Stock options	-	4,828		-		-				-		-		4,828
Total contributions from shareholders and distributions to shareholders	1,719	358,432	-	-	-	-	-	-	-	-	-	-	-	360,151
Balances on September 30, 2020	13,477,891	394,586		952,486		5,985,793		1,612,019		(3,817)		830,269		23,249,227

Explanatory notes are an integral part of the quarterly information.

7

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Periods ended 30 September
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive Reserve	Asset valuation adjustments	Accumulated profits	Total
Balances on January 1, 2019	13,476,172	33,363	769,187	5,063,991	39,958	(1,882)	-	19,380,789

Total comprehensive income for the period
Net income for the period							3,118,464	3,118,464
Total comprehensive income for the period	-	-	-	-	-	-	3,118,464	3,118,464
Total shareholder contributions and distributions to shareholders
Stock options	-	2,281	-	-		-	-	2,281
Interest on shareholders´ equity	-	-	-	-			(905,000)	(905,000)
Total shareholder contributions and distributions to shareholders	-	2,281	-	-	-	-	(905,000)	(902,719)
Balances as of September 30, 2019	13,476,172	35,644	769,187	5,063,991	39,958	(1,882)	2,213,464	21,596,534

Explanatory notes are an integral part of the quarterly information.

8

TIM S.A.
CASH FLOW STATEMENT
Period ended September 30
(In thousands of reais)

	Note	09/2020	09/2019
Operational activities
Income before income tax and social contribution		1,077,591	4,044,951
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	27	4,148,184	3,747,057
Residual value of property, plant and equipment and intangible written off		14.389	23,254
Interest on asset retirement obligation		(217)	286
Provision for administrative proceedings and lawsuits	23	257,190	439,531
Monetary restatement on judicial deposits and legal and administrative proceedings		104,256	175,696
Interest, monetary and exchange rate variations on borrowings and other financial adjustments		147,722	(1,111,831)
Interest on leases payable	30	604,119	616,710
Interest on leases receivable	29	572	(6,422)
Provision for expected credit losses	27	455,357	561,455
Stock options	25	4,829	2,281
		6,813,992	8,492,968
Reduction (increase) in operating assets
Trade accounts receivable		(225,583)	(867,983)
Taxes, charges and contributions recoverable		1,180,796	(1,647,694)
Inventories		(3,584)	(27,975)
Prepaid expenses		(95,353)	(158,867)
Judicial deposits		132,850	120,146
Other assets		(40,870)	(60,569)
Increase (decrease) in operating liabilities
Payroll and related charges		68,021	30,346
Suppliers		(1,773,769)	(1,394,230)
Taxes, fees and contributions		(465,972)	(27,438)
Authorizations payable		(19,208)	(108,508)
Payments for legal and administrative proceedings	23	(309,865)	(429,979)
Deferred revenue		(118,528)	(176,697)
Other liabilities		(100,751)	(83,104)
Cash generated by operations		5,042,176	3,660,416
Income tax and social contribution paid		(66,890)	(179,280)
Net cash generated by operating activities		4,975,286	3,481,136

9

TIM S.A.
CASH FLOW STATEMENT
Period ended September 30
(In thousands of reais)
Note	09/2020	09/2019

Investment activities
Marketable securities	(871,039)	(4,872)
Additions to property, plant and equipment and intangible	(2,427,392)	(2,511,846)
Cash from the incorporation of TIM Participações	21,959	-
Receipt of leases	3,605	7,968
Net cash applied on investment activities	(3,272,867)	(2,508,750)

Financing activities
New borrowings	1,800,000	1,000,000
Amortization of borrowings	(1,737,010)	(513,344)
Interest paid- Borrowings	(62,695)	(86,673)
Payment of leases	(679,786)	(571,663)
Interest paid on leases	(597,845)	(598,369)
Derivative financial instruments	13,130	21,901
Dividends and interest on shareholders´ equity paid	(597,555)	(423,792)
Net cash applied in financing activities	(1,861,761)	(1,171,940)

Increase (decrease) in cash and cash equivalents	(159,342)	(199,554)

Cash and cash equivalents at the beginning of the financial period	2,284,048	1,075,363
Cash and cash equivalents at the end of the period	2,124,706	875,809

	09/2020	09/2019

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(693,865)	(6,169,968)
Increase in lease liabilities - no effect on cash	693,865	6,169,968

Explanatory notes are an integral part of the quarterly information.

10

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended September 30, 2020 and 2019
(In thousands of reais)
	09/2020	09/2019
Revenue
Gross operating income	17,891,710	18,649,818
Other revenue	-	1,795,000
Provision for expected credit losses	(455,357)	(561,455)
Discounts granted, returns and others	(1,892,087)	(2,115,726)
	15,544,266	17,767,637
Supplies acquired from third parties
Costs of services provided and goods sold	(1,872,486)	(1,914,552)
Materials, energy, third-party services and others	(2,187,597)	(2,571,577)
	(4,060,083)	(4,486,129)
Retentions
Depreciation and amortization	(4,148,184)	(3,747,057)
Net added value generated	7,335,999	9,534,451
Value added received in transfer
Financial revenue	725,170	1,461,273
	725,170	1,461,273
Total added value to be distributed	8,061,169	10,995,724

Added value distribution
Personnel and expenses
Direct remuneration	392,274	384,586
Benefit	147,775	129,877
F. G. T. S	43,728	42,126
Others	32,710	97,605
	616,487	654,194
Taxes, fees and contributions
Federal	1,618,441	2,586,315
State	2,791,312	2,898,868
Municipal	88,447	82,349
	4,498,200	5,567,532
Third-party Capital Remuneration
Interest	1,486,522	1,067,008
Rentals	626,968	585,525
	2,113,490	1,652,533
Others
Social investment	2,723	3,001
	2,723	3,001
Shareholder's Equity Remuneration
Dividends and interest on shareholders´ equity	-	905,000
Retained earnings	830,269	2,213,464
	830,269	3,118,464

Explanatory notes are an integral part of the quarterly information

11

2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Highlights

From volume to value: new approach brought more resilience and contributed to the ongoing and gradual recovery of commercial dynamics

•	Mobile ARPU posted strong growth of 6.3% YoY, reaching R$ 25.4;
•	TIM Live’s UBB customer base reached 627k connections, adding ~90k customers in the 12 past months, up 16.8% YoY;
•	TIM Live’s ARPU posted robust growth of 9.3% YoY, reaching R$ 89.4.

Strong infrastructure development despite the pandemic challenges

•	Leader in 4G coverage spanning 3,545 cities, with emphasis to 700MHz frequency expansion, now reaching 3,023 cities;
•	VoLTE technology available in more than 3,527 cities, improving users’ voice experience;
•	Acceleration of FTTH expansion with 3.1 million homes passed by fiber optic in 30 cities in September.

Revenue growth picks up without losing cost efficiency

•	Service Revenue posted solid trend reversal and growth of 1.3% YoY, with contribution from Mobile (+0.4% YoY) and Fixed (+16.4% YoY) segments;
•	TIM Live Revenues advanced 29.1% YoY, maintaining its strong growth;
•	Provision for Doubtful Accounts (Bad Debt) fell 46.2% YoY, to 1.76% of Gross Revenue (lower level since 2017) and contributed to keep Normalized Costs and Expenses* growing less than inflation (+1.5% YoY), after commercial activity picked up;
•	Normalized EBITDA* reached R$ 2.1 billion, up 0.8% YoY, reflecting gradual commercial activity pick-up;
•	Operating Free Cash Flow posted a significant increase, up by 11.8% YoY, reaching R$ 1.3 billion in the quarter.

*Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 66.4 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (+R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

12

2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

Note: due to the reverse incorporation of TIM Participações S.A. into TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 3Q20 and 9M20 results present TIM S.A.’s figures, in accordance with company’s financial statements (ITR). In order to provide an adequate comparison from an economic standpoint, 3Q19 and 9M19 data disclosed reflect the numbers reported under TIM Participações’ financial statements as of September 2019.

Year to date, Net Revenues totaled R$ 12,590 million, down by 1.6%, reflecting reduced commercial activities due to the Covid-19 pandemic, which caused drops of 0.1% in Service Revenues and 33.6% in Product Revenues.

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,935 million in 3Q20, up by 7.2% compared to 2Q20, mainly reflecting the recovery in the prepaid segment, with gradual increase in the number of rechargers, positively impacted by the economy reopening in most Brazilian cities.

13

2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Year on year, MSR increased by 0.4% in 3Q20. This expansion is mostly related to the Mobile ARPU (Average Monthly Revenues per User) performance, that grew 6.3% YoY and reached R$25.4, reflecting the maintenance of the company's successful efforts to monetize its customer base through migrations to higher value prepaid and postpaid plans.

The segments' ARPU, which excludes other mobile revenues, increased by 9.4% YoY in prepaid (R$ 13.1) and by 4.5% YoY in postpaid (ex-M2M) (R$ 46.1).

Breaking down each mobile segment in the third quarter:

(i)	In the prepaid segment, with economic activity gradually resuming, we noted a steady recovery in rechargers, ending the quarter close to pre-pandemic levels. Rechargers rose by 10.6% vs. 2Q20, although still 2.6% below 3Q19 figures. The assertiveness of TIM Pré-Top still contributes to an increased recurrence and expansion of the segment’s ARPU. All effects combined caused Prepaid Revenue to drop 2.0% YoY (excluding interconnection), improving versus the decrease recorded in 2Q (-13.0% YoY).
(ii)	Postpaid segment also posted good recovery in the quarter, after the gradual reopening of physical sales channels by the end of the second quarter. In 3Q, we launched new offers for TIM’s Control and Postpaid clients together with C6 Bank, an unprecedented partnership that combines financial and telecom services, contributing to the good performance of new Postpaid lines acquisition (+418 thousand net additions YoY). Price readjustment for part of B2C plans in September had a small impact in revenue increase this quarter. Postpaid Revenues grew 1.2% YoY in the quarter (excluding interconnection), versus -1.7% YoY in 2Q20.

Year to date, MSR was down 0.9% YoY, due to COVID-19 impacts and a still challenging economic environment of uneven recovery.

14

2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Interconnection Revenues (ITX) grew 16.7% YoY in 3Q20, reflecting the impact from a higher MTR rate (Mobile Termination Revenue +31.2% YoY) in addition to an increase in incoming traffic (+11.3% YoY). After successive cuts to MTR, the foreseen Anatel’s increase was applied at the end of the first quarter. The incidence of MTR on Net Service Revenues reached 2.7% in the quarter.

Other Revenues fell 12.8% YoY in 3Q20, but increased compared to the prior quarter (+11.6%). The annual decline was basically due to the reduction of fines on other mobile service revenues. It should be noted that the performance of this line is still impacted mainly by revenues from network sharing and swap agreements, in line with the company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in the allocation of resources (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 272 million in the quarter, a 16.4% increase from 3Q19. This performance reflects the growth of TIM Live, which rose 29.1% YoY in 3Q20 and already accounts for approximately 60% of fixed service revenues. At the end of September, Live was present in 32 cities and will keep expanding in the coming quarters.

The remaining fixed services reversed the drop observed in the previous quarter and grew 1.2% YoY (versus -7.3% in 2Q20). Year to date, Total Fixed Service Revenues summed R$ 777 million, up 12.2% YoY.

ARPU (Average Monthly Revenues per User) for TIM Live was R$ 89.4, 9.3% higher than in 3Q19. The performance is explained by the growing penetration of higher-value FTTH offers with faster speeds and price readjustments as of July 2020 in most plans.

15

2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

OPERATING COSTS AND EXPENSES

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 75.2 million in 3Q19 and -R$ 1,720 million in 2Q19), legal services connected to the PIS/COFINS court decision (+R$ 4.4 million in 3Q19 and +R$ 3.5 million in 2Q19), revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (+R$ 11.2 million in 3Q19 and +R$ 221.8 million in 2Q19) and contract losses (+R$ 22.4 million in 3Q19).

Reported Operating Costs and Expenses were R$ 2,314 million in 3Q20 (+3.2% YoY), mainly explained by non-recurring effects accounted for in 3Q19 and referred to: i) tax credits (R$ 75 million positive impact) related to the exclusion of ICMS tax from the calculation basis for PIS/COFINS and ii) revision of loss prognosis for civil contingencies, contract losses and legal services (R$38.1 million negative impact). In this quarter, the line was not impacted by non-recurring expenses.

Note: due to the adoption of IFRS 16, Operating Costs and Expenses - mainly those reported within the Network account - are not impacted by rents, sharing or other types of leases with terms exceeding 12 months, as determined by the standard. Therefore, the amounts for long-term contracts related to infrastructure lease (in addition to others less relevant), important for the company’s operations, are reflected in the P&L under Depreciation and Financial Expenses.

Breakdown of Costs and Expenses Performance:

Personnel increased by 5.5% YoY in 3Q20. This performance was mostly influenced by organic elements such as inflation on wages and benefits. Year to date, personnel posted a smaller increase (+0.5% YoY), given the reduction in 2Q20 in commercial personnel expenses because of the closing of physical sales channels partially offset 1Q20 and 3Q20 increases.

16

2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Selling and Marketing Expenses were down 2.8% YoY in 3Q20, reflecting another quarter marked by the structural trends, with efficiency gains from process digitalization, increased penetration of digital channels and a reduction in FISTEL expenses more than offsetting increased marketing expenses related to more exposure in the media. Year to date, it has fallen 12.3%, due to - in addition to the items mentioned above – the reduced sales observed in 2Q20, with decreased spending on commissions for recharges and for line activations and lower marketing costs during the pandemic.

The Network and Interconnection Group rose 22.3% YoY in 3Q20, boosted by higher costs from the interconnection subgroup (ITX), which are explained mainly by a higher mobile termination rate (MTR) as from February 2020. Network expenses also increased in 3Q20, stemming from higher costs from infrastructure rental, sharing and maintenance. Year to date, Network and Interconnection have risen 11.6%, given the same reasons for the quarterly increase.

General and Administrative Expenses (G&A) grew 2.3% YoY in the quarter. This increase is mostly explained by the net effect between: i) higher third-party service expenses, vehicle rentals and fines; and ii) lower expenses with professional services (especially legal) and cleaning and surveillance regular services. Year to date, the line has risen 5.4%, explained, in addition to the items above, by higher spending on IT projects, consulting, legal and administrative services in 1Q20.

Cost of Goods Sold (COGS) remained stable, totaling R$ 221 million in 3Q20 (-0.2% YoY). The increase of higher value products in the mix compensated the lower volume of handsets sold. It is important to mention that the increase in this account in relation to 2Q20 (+168.6%) followed the trend observed in Product Revenues, which posted a strong recovery after the pandemic. There has been a significant increase in handset sales (+66% QoQ), related to the reopening of the majority of TIM’s physical channels (the most relevant handset sales channel for the company) since June, as well as to adjustments in commercial policy and assertive offers. In 9M20, this account has experienced a decrease of 30.1% YoY, due to the closing of stores previously mentioned.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

In 3Q20, Provisions for Doubtful Accounts (Bad Debt) fell 46.2% YoY, representing the second consecutive quarter with an annual decline. In a quarterly comparison, Bad Debt also improved (-32.1% QoQ), reflecting the continuous efforts to enhance client acquisition through more robust credit models and policies, and higher efficiency in collection and recovery. The collection curves have shown continuous improvement in the past few months and helped bad debt returning to levels observed in 2017, totaling R$ 108 million, and accounting for 1.8% of TIM’s Gross Revenue. Year to date, the line declined 18.9% YoY.

Other Operating Expenses were up by 13.3% YoY in 3Q20, explained by the net effect between: i) lower revenues from late payment fines (the company stopped collecting fines of this nature when the pandemic began and resumed collection in August); ii) increase in provisioning for third-party labor lawsuits; and iii) reduction in losses from labor lawsuits. Year to date, this line remained stable.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 42.0 per gross addition in 3Q20, down by 16.1% YoY. The steep reduction was due to more efficient selling and marketing costs.

The SAC/ARPU ratio (payback per client) fell YoY, reaching 1.7 month from 2.1 months in 3Q19.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

FROM EBITDA TO NET INCOME

*EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (+R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)

EBITDA exposure to MTR was 0.7% in 3Q20. This quarter, net MTR (revenue – cost) was positive due to interconnection revenues slightly higher than MTR costs.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 3Q20, D&A declined 3.2% YoY, explained mostly by a decrease in Depreciation of Leasings Right-of-Use and Software Amortization. Year to date, D&A grew 2.4% YoY, explained by an increase in the amortization of the 700 Mhz license related to operational expansion in new cities in the first half of the year, more than offsetting the changes explained above.

Normalized EBIT in 3Q20 grew 10.0% YoY. Normalized EBIT Margin ended the quarter at 15.6%, 1.3 p.p. wider compared to 3Q19. Year to date, Normalized EBIT rose 6.3% YoY and Normalized EBIT Margin reached 14.6%, up 1.1 p.p.

NET FINANCIAL RESULTS

Net Financial Results in 3Q20 were negative by R$ 244 million, R$ 90 million better compared to 3Q19. The difference is mainly related to the net result between:

(i)	Lower financial expenses related to PIS/COFINS payments on Interest on Equity (IoE), which was declared in 3Q19 but not in 3Q20;
(ii)	Lower financial expenses due to the decrease in interest rates and, consequently, lower debt interest accrual;
(iii)	Slight decrease in revenues from Interest on Financial Investments due to the reduction in the basic interest rate in the period, partially offset by a significant higher Cash position;
(iv)	Lower financial revenue from the monetary correction of the tax credit balance stemming from the right to exclude the ICMS from the calculation basis for PIS and COFINS payments (the remaining balance at the end of each period is updated by the Selic rate until full compensation, thus becoming a recurring element for the subsequent years) due to: i) lower credit balance and ii) lower basic interest rate.

INCOME TAX AND SOCIAL CONTRIBUTION

In 3Q20, Reported Income Tax and Social Contribution totaled -R$ 49 million, compared to +R$ 171 million in 3Q19. The worsening is due to a comparison base benefited by IoE declared in 3Q19.

On a Normalized basis, there was a R$ 255 million worsening in 3Q20 compared to +R$ 206 million in 3Q19. This difference is also explained by IoE declared in 3Q19 but not in 3Q20.

In 3Q20, the effective tax rate was -11.2% vs. +71.1% in 3Q19 (on a Normalized basis). Year to date, the effective rate was -22.9% vs. +13.0% in 9M19 (on a Normalized basis), explained by the same reasons observed in 3Q20.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

NET INCOME

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

CASH FLOW, DEBT AND CAPEX

*Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19).

In 3Q20, EBITDA-Capex reached R$ 1,223 million, with an increase of 7.9% YoY, taking EBITDA-Capex over Net Revenues to 27.9% (versus 26.1% in 3Q19). In 9M20, EBITDA-Capex growth was 8.5% YoY, while margin indicator was 28.3%.

In an exercise to exclude the financial leases effects from these indicators, 3Q20 EBITDA was recalculated considering these contracts as operating leases, thus affecting operating expenses. Therefore, EBITDA-AL (After Lease) minus Capex would sum up to R$ 805 million in 3Q20 (+10.5% YoY). In 9M20, EBITDA-AL minus Capex would be R$ 2,290 million (+7.7% YoY).

CAPEX

Capex totaled R$ 850 million in 3Q20, down by 8.0% compared to 3Q19. The drop is primarily explained by the reassessment of projects that were initially planned. As social distancing started, we noticed a change in the usage profile of our mobile network and, therefore, the mobile network dedicated Capex was reassessed, while the investments in fiber optic were maintained due to the higher demand for the broadband service.

Investments are still being allocated to infrastructure (91% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 16% of 3Q20 investments).

CHANGE IN WORKING CAPITAL

Change in Working Capital was positive by R$ 125 million compared to R$ 35 million in 3Q19. The smaller amount in 3Q19 is mostly due to an increase in Recoverable Taxes, due to tax credits related to the exclusion of ICMS from the calculation basis for PIS and COFINS payments. In 3Q20, this line was also benefited by the use of credits. Additionally, year on year, in the third quarter of 2020 the line was positively impacted by the variation in Trade Accounts Receivable, due to improvements in the collection curve, and Suppliers.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Furthermore, in 1Q20, the inspection fees payment was postponed (about R$ 790 million) – which are usually due in March – to August 31st. In 3Q20, we partially paid these fees, nearly R$ 300 million, related to Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for 3Q20. The remaining amount, related to Fistel (TFF), is still suspended with a payment date yet to be set.

DEBT AND CASH

Gross Debt in 3Q20 was R$ 9,815 million, up R$ 309 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 7,717 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months pursuant to IFRS 16); (ii) financing with banks summing up to R$ 2,594 million; and (iii) hedge position in the amount of R$ 496 million (reducing gross debt).

As of September 2020, TIM's financings (post-hedge) totaled R$ 2,098 million, being composed by contracts with foreign private banks and fully hedged to local currency. The average cost of debt excluding leases was 2.6% p.a. in the quarter, down when compared to 6.9% p.a. in 3Q19.

As mentioned in the 1Q20 and 2Q20 Earnings Releases, in April, the company's Board of Directors approved the borrowing of R$ 1,000 million to enhance liquidity ahead of possible impacts that the COVID-19 pandemic could cause on the economy. Of that amount, R$ 574 million were borrowed from Scotiabank in the same month. During 2Q20 TIM assessed the best conditions for borrowing the remainder and in July the company contracted R$ 426 million from BNP Paribas. Also, in July, TIM fully paid its Debentures (in the amount of R$1,000 million) originally distributed in January 2019.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

At the end of the quarter, Cash and Short-term Investments totaled R$ 3,638 million, an increase of R$ 1,980 million YoY.

The average cash yield was 2.2% p.a. in 3Q20, down compared to 5.9% p.a. in 3Q19, following the reduction of the Selic base rate.

In 3Q20, Net Debt totaled R$ 6,178 million, down by R$ 1,671 million compared to the same period of the prior year, when net debt was R$ 7,849 million. This reduction is explained by the growth of Cash and Short-term Investments outpacing the rise of debt and leasing balance. Net Debt excluding financial leasing effects, Net Debt-AL, would reach -R$ 1,692 million, in other words, a “net cash” position with an improvement of R$ 2,040 million compared to the previous year.

Net Debt/EBITDA stood at 0.74x in the quarter. Excluding financial leases related to the adoption of IFRS 16, Net Debt-AL/EBITDA-AL was -0.26x in the quarter, down compared to 0.05x in 3Q19.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDER’S EQUITY

On October 7th, 2020, TIM S.A. announced that the company’s Board of Directors approved the distribution of R$ 500 million as Interest on Equity (“IoE”). The payment will occur on November 10th, 2020, being October 19th, 2020, the date that for identification of shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-Interest on Shareholders’ Equity rights.

“STALKING HORSE” QUALIFICATION IN THE “OI MOBILE ASSETS UPI” ACQUISITION PROCESS

On September 7th, 2020, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, TIM S.A. informed its shareholders and to the market in general that, in replacement of the revised binding offer presented to the Oi Group on July 27th, 2020 (“Revised Offer”), together with Telefônica Brasil S.A. (“VIVO”) and Claro S.A. (“Claro” and, jointly with TIM and VIVO, the “Offerors”) a new proposal was submitted by the Offerors, on September 7th, 2020, through which they ratified the amount of R$16,500,000,000.00 (including R$756,000,000.00 for services to be provided in the transition period for until 12 months by Oi Group to the Offerors). In addition to this amount, the Offerors took the commitment to enter in long-term contracts for the provision of transmission capacity services and adjusted certain terms of the Revised Offer.

As a result, the Offerors were effectively qualified by Oi Group to participate in the competitive process of sale of Mobile Assets UPI, on the condition of “stalking horse”, which should be reflected in the proposal of adjustment of Oi's Judicial Reorganization Plan, to be deliberate at the Creditors’ General Meeting of Oi Group convened for September 8th, 2020.

As a “stalking horse”, the Offerors will also have the right, at their sole discretion, to cover the highest value offer that may be presented in the said competitive process (“right to top”).

CORPORATE RESTRUCTURING CONCLUSION AND CHANGES IN NEGOTIATING CODES (TICKERS)

On October 13th, 2020, TIM shares adopted new tickers on the Brazilian (B3) and New York (NYSE) stock exchanges. At B3, it will change from TIMP3 to TIMS3. On the NYSE, it will become TIMB, and no longer TSU. The change was celebrated on October 14th at the American stock exchange with a "Ring the Bell".

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

The change results from the incorporation of TIM Participações into its wholly owned subsidiary TIM S.A., which will start trading shares and will be listed on the ‘Novo Mercado’, a B3’s special listing segment intended for companies that voluntarily adopt corporate governance practices in addition to those required by Brazilian law. TIM is the only telco operator listed in the segment.

TIM AND FCA CLOSE UNPRECEDENT PARTNERSHIP FOR CONNECTED CARS

TIM and Fiat Chrysler Automobiles (FCA) have established a partnership to offer connectivity solutions for vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy to develop ecosystems for connected services and enhance the digital experience of customers, future FCA’s launches in the country will feature eSIM, a virtual chip for onboard native Wi-Fi access, with the quality of TIM's 4G coverage and Internet of Things ("IoT") network.

The connectivity will allow the car to communicate actively and in real time with the customer, the FCA and the dealers network. FCA customers will benefit from a variety of services, from entertainment and security content to applications that interacts with the vehicle. It will also allow the remote identification of possible vehicle failures with the possibility of more agile and accurate diagnostics. All this thanks to the connected sensors, which continuously send data to the FCA.

The partnership strengthens TIM's presence in the segment of services provided to companies – B2B, inaugurating its operations in the vertical of connected cars that joins the solid portfolio of IoT solutions. At the same time, it enables the opening of new ways of reaching the customer in the segment of services provided to consumers – B2C, through the provision of "in-car" services.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

In August 2020, the mobile market reported a slight drop of 0.4% YoY, the lowest retreat in five years. Prepaid continued to boost this retreat, which results from continued structural trend of SIM card consolidation, however, to a lesser extent compared to previous periods. The segment lost 8.7 million users in the past 12 months. Postpaid segment maintained its expansion pace, with net additions of 7.8 million in the last 12 months. This is the smallest difference recorded among the segments’ additions since 2015.

TIM

TIM ended 3Q20 with a total of 51.2 million users, down by 6.2% in the period.

The postpaid base totaled 21.7 million lines up by 2.3% YoY. This segment mix over total base reached the highest share ever recorded, 42.5% (+3.5 p.p. YoY). Additions over the past 12 months accounted for a positive balance of 493k users. Even though brick and mortar stores operated with ~80% of potential capacity throughout the third quarter, human post-paid gross additions increased 75% QoQ. A positive trend was also noticed in churn, with an expressive improvement in involuntary disconnection, a result of better acquisition quality and growth in collection curve. Thus, B2C churn rate reached the lowest level in the past 2 years.

In the quarter, strengthening its innovation DNA, the Company began the first partnership between a telecom company and a digital bank. Offers launched together with C6 Bank add advantages to the portfolio, by providing more convenience and adding new experiences to Control and Postpaid plans offers. The partnership brings relevant figures: up to now, the opening of accounts in the digital bank exceeded 800k.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

The prepaid base ended the quarter with 29.4 million users, down by 11.6% YoY. Despite net disconnections reaching 3.9 million lines in the past 12 months, the quarter posted the largest gross additions volume since 2Q18. The combination of this increase with the adjustments made to this segment’s cancellation rule provides a more positive expectation to the addition dynamics in the coming periods. Recharge indicators continue to present a significant sequential improvement. We almost returned to pre-COVID levels, with rechargers mix in the base surpassing the average of the first two months of the year and recharges sell out being at a close level.

The 4G base ended the period with 38.8 million users, maintaining its continuous growth trend, but to a slower pace (+3.0% YoY). Total handsets featuring this technology reached 83% of human accesses (+8.7 p.p. YoY).

The M2M base ended the quarter with 4.1 million users (+19% YoY). With the economy gradually picking up, this segment’s demand is growing again, mainly from the financial services sector. Excluding the Porto Seguro Conecta incorporation period (in 2Q19), 3Q20 posted a record in net additions, +280k users in the quarter.

FIXED SEGMENT:

TIM Live reached 627k connections in 3Q20 (+16.8% YoY). Net additions to FTTH (Fiber To The Home) kept accelerating, with 37k new users in the quarter and 133k in the past 12 months.

The largest share of speed over 100 mbps in the sales mix – more than 70% in the period - reflected in the base, as, at the end of the period, had 44% of the users with faster speed plans (+17.6 p.p. YoY).

We ended the quarter in 32 cities, of which 30 with FTTH (+50% YoY). In October, continuing the expansion plan, we carried out the commercial launch of another strategic city: Guarulhos (SP).

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

The quality of our customer caring processes has always been greatly important to the Company in the ongoing pursuit of efficiency. Therefore, we developed mechanisms to simplify self-service, which have been showing positive results. In 3Q20, Meu TIM once again proves to be a fundamental toll to simplify caring processes - providing customers with greater transparency and control to manage their plans. The 4.3% YoY growth in the monthly average number of Meu TIM app unique users in the quarter demonstrates the Company’s success in stimulating and providing functionalities of interest to customers through this channel. The 43.9% YoY decline in human interactions also corroborates to the channel’s importance, reducing dependency on call centers.

Another innovative initiative explored by the Company is the use of artificial intelligence at the customer service center. These innovations bring benefits to customers, by implementing tools that can automatically detect possible problems in the services provided to the users, suggesting corrective measures or solving them. TIM’s cognitive self-service provide voice responses, in natural language and in real time, to consumers’ doubts or problems about the benefits of each plan, invoice payment, in addition to other services such as hiring data service, unblock lines, information contestation and others. In 3Q20, we had on average 3.5 million self-services per month through the cognitive assistant – serving our three main segments: Postpaid, Control and Prepaid. In addition to the currently existing retention in the traditional IVR, it is already possible to replace 35% of the calls that would be answered by a human attendant by the cognitive assistant using artificial intelligence. By the end of the quarter, with the implementation of this technology, we experienced an increase of 70% in the primary retention rate of the new IVR when compared to the previous model. This initiative, favoring consumers, complies with TIM’s purpose of providing the best experience within the digital transformation scope.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Regarding sales, despite the gradual reopening of stores throughout the country, the use of digital channels remained strong in the quarter. In the period, digital channel sales posted solid results: pure postpaid acquisitions increased by 12.8% YoY, while consumer control was up by 4.0% YoY and TIM Live digital sales rose 15.9% YoY. Digital recharges mix also continued to be relevant, with a ~2 p.p. growth YoY.

Following the same trend, digital mechanisms for billing and payment kept their growth pace in 3Q20. Invoices delivered through these channels posted a 14.9% YoY growth. At the same time, total customers digitally paying their invoice increased by 15.3% YoY. Another convenience offered to TIM’s customers is the possibility to recharge and/or check balances and usage limits, as well as the opportunity to receive their invoices through WhatsApp.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

NETWORK DEVELOPMENT

For another quarter, the Company reinforced its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its customers. The focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

Capex allocated to infrastructure projects (Network + IT) surpassed 90%, using analytical tools to ensure efficient allocation of resources. Some of the most important initiatives are:

o	Expansion of the fiber optic network (backbone, backhaul and FTTH);

o	Frequency refarming;

o	Aggregation of carriers;

o	Densification of sites;
o	Network sharing agreements.

Among the main actions and projects underway focused on the modernization, efficiency and enhancement of our infrastructure, we highlight:

o	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 19 DCE (Data Center Edge) - total of 33 at the end of 3Q20;
o	Expansion of the 4G coverage to all Brazilian municipalities until 2023;
o	Expansion of 4.5G coverage to 1,279 cities;
o	Expansion of 700MHz frequency 4G use for 3,023 cities;
o	Expansion of VoLTE, available in 3,527 cities;
o	Extension of refarming of 2.1 GHz frequency in 4G, reaching 319 cities;
o	Infrastructure virtualization project;

o	Mobile infrastructure sharing agreement with Vivo, geared towards Capex and Opex allocation efficiency;

o	Expansion of network capacity through the Massive MIMO solution;
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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

o	Consolidation of NB-IoT network present in more than 3,445 municipalities, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

In 3Q19, TIM once again maintains the leadership in 4G coverage, reaching 3,545 cities (94% of the country's urban population). The 24% YoY growth in network elements for this technology reinforces the company's commitment to the evolution of the mobile network's infrastructure quality and capacity. As a result, 4G data traffic reached its highest level ever in the quarter and accounted for approximately 89% of the total (+5.0 p.p. YoY).

In transport infrastructure, TIM reached a total of 21,762 sites in 3Q20, and 81% of said units are connected via high capacity backhaul. As a result, it reached more than 105,000 km with fiber optic for backbone and backhaul, a 11.1% YoY advance.

The expansion of fixed broadband coverage keeps evolving positively. FTTH rolled out commercial activities in another 4 regions in the quarter: Belo Horizonte (MG), Taguatinga (DF), Samambaia (DF) and Ceilândia (DF). Thus, total homes passed served with the technology reached 3.1 million units, while FTTC ended 3Q20 at 3.7 million – totaling 6.2 million households in 32 cities (FTTH + FTTC)[1].

Finally, with 1,668 active Biosites at the end of 3Q20, the development of Biosite installation projects is also aligned with the company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras -, besides being cheaper and faster to install.

Currently, the company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

[1] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Betim (MG), Contagem (MG) and Brasília (DF).

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Average Spectrum Weighted by Population
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Environmental, Social & Governance

NETWORK DEVELOPMENT

TIM is pioneer in ESG (“Environmental, Social & Governance”) concerns in the Brazilian Telecommunications sector and has been working on these pillars for more than a decade with a long-term vision and integrated with its strategy, which are reflected in important milestones: 12 consecutive years in the portfolio of the B3 Sustainability Index (ISE-B3); since 2011, it is part of the Novo Mercado; it was the first and unique Telco to be awarded the Pró-Ética Seal by the Brazilian Office of the Comptroller General (“CGU”).; it is a signatory to the Global Compact since 2008 and member of the Human Rights Working Group organized by the Brazilian Network of the Global Compact since 2015; in addition, since 2010 it publishes its GHG emissions inventory in accordance with the Brazil GHG Protocol Program and, for 12 years, it has published for its stakeholders its Sustainability Report in accordance with the Global Reporting Initiative (“GRI”) Standards methodology. In this context, we highlight the main ESG accomplishments and developments in the quarter:

o	TIM was announced as a constituent of the new S&P B3 Brasil ESG Index and ranked among the top 10 companies in the index. In addition, the Company was announced among the three companies listed on B3 with more women on the Board of Directors, according to the TEVA ESG Women on the Board Index®, which is the first diversity and governance index in Brazil.

o	In August, Instituto TIM (“TIM Institute”) celebrated its 7 years of existence. Throughout these years, the TIM Institute has remained steadfast in its purpose of democratizing science, technology and innovation, promoting human development in more than 500 municipalities in the 26 states and the Federal District, benefiting more than 700 thousand people, either through its own initiatives or by supporting projects of organizations that work towards this same objective.

o	To minimize the social impacts caused by COVID-19, Instituto TIM has decided to add efforts to the action promoted by the Instituto Biomob for ensuring the feeding of families of impaired people in communities from Rio de Janeiro. At least 3,000 people were benefited by the donation of more than 18 tons of food.

o	Diversity: TIM sponsored the AfroPresença initiative, an online event promoted by the Public Labour Prosecution Office and the UN Global Compact to promote work opportunities to black college students.
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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

o	In September TIM had 1,668 biosites installed. Solution for the densification of the mobile access network, these sites are more sustainable, less expensive, easier and faster to install. They have a low visual impact and are multifunctional, permitting the aggregation of other services such as lighting, surveillance cameras, in addition to telecommunications transmissions.

o	GHG Emissions Inventory disclosed on the Public Emissions Registry of the Brazil GHG Protocol Program and CDP Climate Change 2020 Questionnaire submitted to the evaluation of the organization. In this context, Energy Management is a material topic for TIM, besides being a crucial part of the ESG Ambitions Plan. Currently, TIM has a total amount of 19 power plants, generating approximately 13 GWh/month and compensating the low-voltage energy consumption of the Company.

o	On October 13, the Company finalized the corporate restructuring process that resulted in the incorporation of TIM Participações by the wholly owned subsidiary TIM S.A.. The transaction took place through the exchange of shares between the companies in a ratio of 1 to 1 and where they were kept all the rights and corporate structures existing at TIM Participações, only one shareholder exercised his withdrawal right. As a result of this movement, TIM S.A. became the only entity listed on B3 and with ADRs on the NYSE. TIM remains the only telephony operator listed in a special segment of B3, Novo Mercado, aimed at companies that voluntarily adopt corporate governance practices in addition to those required by Brazilian law.

To access the Environmental, Social & Governance (“ESG”) quarterly report, please refer to: www.tim.com.br/ri/ESG-Report.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2020 (3Q20) and the year to date (9M20), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: www.tim.com.br/ri

Attachments

Attachment 1: Operating Indicators

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2020 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

Attachment 1

TIM S.A.

Operating Ratios

38

NOTES TO THE QUARTERLY INFORMATION

As at September 30

(In thousands of Reais, except as otherwise stated)

1.	Operations

1.a The Corporate structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM S.A as at September 30, 2020. On December 31, 2019, TIM S.A, it was fully controlled by TIM Participações S.A., which subsequently, on August 31, 2020, was incorporated by its subsidiary.

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

Corporate Reorganization

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed incorporation of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the incorporation of TIM Participações by TIM S. A, in accordance with the protocol and justification of Incorporation concluded between the administrations of the Companies on July 29, 2020.

As a result the Company’s Management proceeded with the merger on August 31, 2020, based on the net book assets of TIM Participações, in the amount of R$ 355,323.

The changes in TIM Participações’s equity between the date of the report (March 31, 2020) and the merger (August 31, 2020) were transferred, absorbed and incorporated into the operating income of TIM Participações S.A. (incorporated), as set forth in the protocol of incorporation. As a result of the merger, all operations of TIM Participações were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill will not be used for the purposes of any tax offsets.

39

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

This corporate reorganization aimed to provide greater efficiency and simplification of the organizational structure of the TIM Group, making the structure of internal controls more efficient. In addition, the corporate reorganization provides a better tax efficiency in future distributions of Interest on Equity, and also, greater integration of administrative and financial unities allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation. As a result from this transaction, there was no impact on the controlling and non-controlling shareholders.

After the merger, TIM S.A. became a company listed in the special segment of listing Novo Mercado of B3 S.A. – Brazil, Bolsa, Balcão (“B3”) and with American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange - New York Stock Exchange (“NYSE”). Starting to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

The net assets as of September 01, 2020, is summarized below:

	Note	01/09/20		Note	01/09/20
Assets			Liability

Current			Current
Cash and cash equivalents	4	21,959	Taxes, fees and contributions to be collected	20 and 21	368
Taxes, fees and contributions to be recovered	8 and 9	28,515	Other liabilities		10,708
Other assets		166	Total current liabilities		11,076
Total current assets		50,640
			Non-current
Non-current			Provision for judicial and administrative proceedings	23	36,850
Judicial deposits	12	72,346	Other liabilities		29,752
Other assets		1,254	Total non-current liabilities		66,602

			Shareholders´ equity
Goodwill (1)		308,761	Share Capital	24	1,719
Total non-current assets		382,361	Booking	24	353,604
			Total equity		355,323

Total assets		433,001	Total liabilities and equity		433,001

(1) The Incorporated goodwill has the following composition:

Goodwill Future profitability (Note 14)	367,571
Price purchase adjustment on provision for legal and administrative proceedings (Note 23)	(89,106)
Deferred income tax price purchase adjustment	30,296
308,761

40

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The net assets, including the 8-month result of TIM Participações, in the amount of R$ 15,436 was incorporated into the equity of TIM S.A, as demonstrated in the change in equity.

Comparability of quarterly information

For the purposes of better presentation of the TIM Economic Group comparatives’, we present in the table below TIM Participações’ results consolidated information disclosed in the quarterly information of September 30, 2019.

TIM Participações Consolidated Sep/19

Net revenue	12,790,630

Costs of services rendered and goods sold	(5,769,535)
Gross profit	7,021,095

Operating income (expenses):
Selling expenses	(3,775,995)
General and administrative expenses	(1,303,979)
Other income (expense), net	1,323,099
(3,756,875)

Operating profit	3,264,220

Financial income (expenditure):
Financial income	1,460,737
Financial expenses	(1,203,789)
256,948

Profit before income tax and social contribution	3,521,168

Income tax and social contribution	(817,353)

Net profit for the period	2,703,815

41

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

2.       Basis for preparation and presentation of the quarterly information

The quarterly information was prepared in accordance with accounting practices adopted in Brazil, which comprise the resolutions issued by the CVM and the pronouncements, guidelines and interpretations issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Financial Reporting Standards (International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board (IASB) and show all relevant information specific to the quarterly information, and only this information, which is consistent with that used by management in its management. In addition, the Company considered the guidance issued by Technical Guidance OCPC 07 in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Such policies were consistently applied in the exercises presented, unless otherwise stated.

a.	General criteria for preparation and disclosure

The quarterly information was prepared considering historical cost as a value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b.	Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the Company´s functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

42

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)
c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and from the corporate reorganization mentioned in Note 1, all the operating activities of the group are concentrated exclusively in TIM S.A.. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Approval of quarterly information

This quarterly information was approved by the company's Board of Directors on November 3, 2020.

e.	New standards, ammendments and interpretations of standards

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on September 30, 2020.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts, a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.

•	Changes to CPC 15 (R1): Definition of business

In October 2018, the IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists or not in a business. They clarify the minimum requirements for a company, eliminate the assessment of whether market participants are able to replace any missing element, include guidelines to help entities assess whether an acquired process is substantive, better define business and product definitions and introduce an optional fair value concentration test. New illustrative cases were provided with the changes.

43

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

As the changes apply prospectively to transactions or other events that occur on or after the first application, the Company will not be affected by those changes on the transition date.

•	Changes to CPC 26 (R1) and IAS 8: Definition of material omission

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, these changes being reflected in revision 14 of the CPC, amending CPC 26 (R1) and CPC 23 to align the definition of “material omission” or “distorted material disclosure” in all standards and to clarify certain aspects of the definition. The new definition states that: "information is material if its omission, distortion or obfuscation can reasonably influence decisions that the main users of the general purpose quarterly information make based on these quarterly information, which provide financial information on entity´s specific report”.

These changes are not expected to have a significant impact on the Company's quarterly information.

COVID-19 impacts

In December 2019, an outbreak of a contagious disease, Coronavirus 2019 (COVID-19), began in mainland China, and since early 2020, the virus has spread to Europe, the United States and several other countries, including Brazil.

The COVID-19 outbreak developed rapidly in 2020 and measures taken to contain the virus affected economic activity, which in turn may have implications for the Company's operating results and cash flows. Although COVID-19 already existed on December 31, 2019, the severity of the virus and responses to the outbreak may have an impact on the entity's operations that took place in Brazil after March 16, 2020.

The Company´s Management is not aware of any material uncertainties related to events or conditions that may cast significant doubt on the entity's ability to continue as an ongoing company. The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system. There is no indication of impairment of assets or risks associated with the fulfilment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

The Company is complying with the health and safety protocols established by authorities and agencies, is monitoring the evolution of the situation and closely assessing the impact of COVID-19 on its business.

The COVID-19 pandemic its potential impact on general commercial activity and the global economy can reduce our customers´ demand for more expensive plans or services (e.g. roaming) or even lead to the plan cancellation or increase default, while may lead to disruptions in our supply chain, in the production or delivery of our suppliers or on our ability to deliver our products (such as new devices, or SIM cards) or to serve our network in a timely manner, which can have a material adverse effect on our business and results of operations. In June, the stores returned with activities with a positive impact on device sales. Until then, impacts on our business or our financial targets due to the pandemic were not significant, therefore we are still evaluating the government´s responses to them, materially a prolonged slowdown in local, regional or global economic conditions, could come to affect the business of the Company.

44

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

3.       Estimates and areas where judgment is significant in the application of the company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present in the base date of the quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment losses on non-financial assets

Losses due to impairment exists when the carrying amount of an asset or cash generating unit exceeds its recoverable amount, which is the highest between the fair value minus selling costs and value in use. The calculation of fair value minus selling costs is based on available information from sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 14) and its tangible assets.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve management judgment (note 23).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 35).

45

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 26).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee, and with the adoption of the accounting standard IFRS 16 / CPC-06 (R2) – Leasing, certain judgments were exercised by Company´s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on borrowings to measure lease liabilities. Incremental rate on the lessee´s borrowing is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. Accordingly, this assessment requires Management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate. The Company's average incremental interest rates are 9.93% for an average lease term as described in note 15.

4.	Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	09/2020	12/2019

Cash and banks	52,002	101,867
Free availability financial investments:
CDB’s / Repurchases	2,072,704	2,182,181

	2,124,706	2,284,048

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

46

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The annual average return of the Company's applications related to CBD's and Committed Operations is 101.20% (99.95% as of December 31, 2019) of the variation of the Interbank Deposit Certificate – CDI.

The balance of cash and cash equivalents includes the amount of R$21,959, corresponding to the incorporated net assets of the parent company TIM Participações (note 1).

5.	Marketable securities

	09/2020	12/2019

FUNCINE (1)	6,634	3,849
Fundo Soberano (2)	4,531	7,329
FIC: (3)
Government securities	947,831	380,782
CDB (4)	12,629	7,363
Financial bills (5)	197,227	104,169
Other (6)	350,798	142,669
	1,519,650	646,161

Current portion	(1,513,016)	(642,312)
Non-current portion	6,634	3,849

(¹) In December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, invested in the National Film Industry Financing Fund (FUNCINE) in the amount of R$ 3 million. In subsequent periods, other investments were made in the amount of R$ 2.4 million (2018) and R$ 2.2 million (2019). The average remuneration in 2020 is -6.55% (9.18% on December 31, 2019). The position on September 30, 2020 of R$ 6,634.

(²) “Fundo Soberano” is composed only of federal government bonds. The average remuneration in 2020 is 77.86% (97.62% on December 31, 2019) of the variation of the interbank deposit certificate – CDI.

(³) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of government bonds and papers from top-tier financial institutions. The average remuneration in 2020 of the FIC's was 99.08% (99.67% on December 31, 2019) of the variation of the Interbank Deposit Certificate – CDI.

(⁴) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(5) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising

(6) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

The balance of securities and cash securities includes the amount of R$2,450, corresponding to the net assets of the parent company TIM Participações (note 1).

47

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable equals the carrying value recorded as at September 30, 2020 and December 31, 2019.

The non-current instalment includes the amount of R$34,320 (R$ 68,639 on December 31, 2019) regarding accounts receivable with other telephone operators, recorded by its present value considering term and interest rate implicit in the operation.

The average rate considered in calculating the present amount of accounts receivable recorded in the long term is 0.15%.

	09/2020	12/2019
Trade accounts receivable	3,111,933	3,286,010

Gross accounts receivables	3,768,831	4,060,087

Billed services	2,028,909	2,076,569
Unbilled services	806,752	858,418
Network use (interconexion)	391,865	438,168
Sale of goods	523,116	670,573
Contractual assets (note 22)	10,298	15,142
Other accounts receivable	7,891	1,217

Provision for expected credit losses	(656,898)	(774,077)

Current portion	(2,986,094)	(3,182,935)
Non-current portion	125,839	103,075

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	09/2020	12/2019
	(9 months)	(12 months)

Opening balance	774,077	686,928
Setup of provision	455,357	748,291
Write-off of provision	(572,536)	(661,142)

Closing Balance	656,898	774,077

48

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The aging of accounts receivable is as follows:

	09/2020	12/2019

Total	3,768,831	4,060,087

Falling due	2,695,645	2,593,744
Overdue up to 30 days	275,637	328,457
Overdue up to 60 days	87,336	146,200
Overdue up to 90 days	62,021	149,852
Overdue more than 90 days	648,192	841,834

49

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)
7.	Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	09/2020	12/2019

Total Inventory	206,862	203,278

Inventory	219,770	214,889
Mobile handsets and tablets	149,716	146,295
Accessories and prepaid cards	58,424	61,436
TIM chips	11,630	7,158

Losses on adjustment to realizable amount	(12,908)	(11,611)

8.	Indirect taxes, charges and contributions to be recoverable

	09/2020	12/2019

Indirect taxes, charges and contributions recoverable	1,204,812	1,243,633

ICMS	1,162,056	1,201,502
Others	42,756	42,131

Current portion	(371,170)	(420,284)
Non-current portion	833,642	823,349

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

The main changes were: (i) decrease in acquisitions of fixed assets and; (ii) increase in cultural and sports sponsorships, where we cut the ICMS monthly respecting the limitation required by the state.

9.	Direct taxes, charges and contributions recoverable

	09/2020	12/2019

Direct taxes, charges and contributions recoverable	2,693,872	3,734,417

Income tax (IR) and social contribution (CS) (i)	374,526	428,443
PIS / COFINS (ii)	2,267,488	3,244,549
Others	51,858	61,425

Current portion	(1,553,003)	(1,366,809)
Non-current portion	1,140,869	2,367,608

50

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

i) The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The PIS/COFINS amounts recoverable mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself, with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases. According to the Company's internal evaluation, we expect to use such credits within the statute of limitations of up to 5 years.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature), has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In June 2019, by reason of a final and without appeal decision and calculation of values, the amount of R$2,875 million was recorded, being R$1,720 million of which corresponds to the principal, and R$1,155 million to monetary adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$148 million was recorded, of which R$75 million corresponds to the principal, and R$73 million to monetary adjustments, and such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In the 3rd quarter of 2020, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 846 million. Of this amount, , R$ 632 million of IRPJ and CSLL expenses were compensated in August 2020, relating to the period ended December 31, 2019, from the review of income taxes calculation to include inthe bases of calculation of these taxes the indebtedness arising from the aforementioned process.

In September 2020, after partial use of Tim S.A credits´, in the amount of R$ 1.207 million, it is still recorded in the amounts of R$ 1,757 billion, of which R$ 1,107 billion as principal and R$ 650 million as monetary adjustments values that are related to TIM Celular S.A.) and R$ 150,5 million, of which R$ 75 million as principal and R$ 75,5 million as monetary adjustment (former Intelig Telecomunicações Ltda.).

10.	Deferred income tax and social contribution

51

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Supervisory Board and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On September 30, 2020 and December 31, 2019, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	09/2020	12/2019

Losses carried forward – income tax and social contribution	415,435	800,711
Temporary differences:
Provision for legal and administrative proceedings	306,977	246,427
Losses on doubtful accounts	233,323	271,611
Adjustments to present value – 3G license	5,725	7,182
Lease of LT Amazonas infrastructure	29,426	27,434
Profit sharing	18,903	23,539
Taxes with suspended enforceability (1)	218,602	12,872
Amortized Goodwill-TIM Fiber	(370,494)	(370,494)
Derivative financial instruments	(166,606)	(13,139)
Capitalized interest on 4G authorization	(269,902)	(291,783)
Deemed costs – TIM S.A	(57,144)	(67,748)
Exclusion of ICMS from PIS and COFINS calculation bases	-	(1,023,928)
IFRS16 Lease	288,134	209,234
Accelerated depreciation (2)	(194,271)	-
Others	24,161	89,852
	482,269	(78,230)

Deferred income tax and social contribution on temporary differences, not yet recognized	-	-
	482,269	(78,230)

Deferred active tax portion	482,269	-
Deferred tax liability	-	(78,230)

52

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(1) Mainly represented by the Fistel fee for the financial year 2020, the commencement of its payment of which was postponed, on the basis of provisional measure 952 of 15 April 2020.

(2) In August, 2020, due to the procedural movement, the value was fully realized from the recalculation of the IRPJ and the CSLL, referring to the period ending in December, 2019, with the objective of adding the resulting credit from this ICMS exclusion process from the calculation bases of the PIS and the COFINS to the calculation bases of said taxes.

(3) TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to fixed assets from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN nº 1.700/2017. This fiscal adjustment generated a deferred liability of R$ 194,271 until September 30, 2020.

TIM S. A

As previously communicated to the market, TIM S.A. (current name of Intelig Telecomunicações Ltda.) proceeded with the incorporation of TIM Celular S.A. on October 31, 2018, with the main objective of reducing the operating costs of the companies involved, providing synergies and allowing a better achievement of the corporate purpose of both companies. Thus, after incorporation, the possibility of taking advantage of the tax credits related to the tax loss and negative Social contribution base on the profit of TIM S.A. is also foreseen, since the projections indicate sufficient taxable profit for the use of said deferred credits.

On September 30, 2018, the Company has recorded the total of the deferred tax assets in the amount of R$ 952,368 as a result of the values that he holds the right to use it as a tax loss (R$702,619) and negative basis of Social Contribution on net Income (R$ 249,749) because of all the factors that are necessary for the merger were under the control of Management, such as: (i) a feasibility study for the utilization of tax benefits has been completed and approved by the governing bodies of the Company, as determined by the CVM instruction 371/02; (ii) in the definition of the time schedule for the actual reorganization subject to the articles of incorporation; and (iii) the obtaining of approval and/or consent of a third party (ANATEL) and the BNDES), among others.

As a result of the transit of a favourable final decision in Superior Courts to TIM Celular S.A. (incorporated by TIM S.A.) in a lawsuit that discussed the exclusion of the ICMS from the basis for calculating the contributions of PIS and COFINS, there was the accounting recognition in June 2019 of the tax credit object of discussion in the amount of R$ 2,875 million (R$ 1,757 million on September 30 , 2020), consisting of principal and monetary update.

In September 2019, due to its transit in trial and settlement of values was registered the amount of R$ 148 million (R$ 150.5 million on September 30, 2020), these values related to Tim S.A. itself.

For purposes of taxation of IRPJ and CSLL, the management of the Company also supported by external legal opinions, understood to defer it until the time of the effective financial availability of the credit. In this way, deferred tax liabilities relating to the full amount, in the amount of R$ 1,039.7 million, were constituted. In August 2020, due to the procedural movement, the value was fully realized from the recalculation of the IRPJ and the CSLL, referring to the period ended in December 2019, with the aim of adding to the calculation bases of these taxes the credit arising from the process of exclusion of the ICMS from the calculation bases of PIS and COFINS.

53

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Expectation of recovery of tax credits

The tax credits recovery estimates were calculated taking into account financial and business assumptions available at the end of fiscal year 2019.

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution
2020	2,823
2021	275,425
2022	137,187
Tax losses and negative basis	415,435

Temporary differences	66,834

Total	482,269

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and negative social contribution basis in the amount of R$ 385,276 during the period ended September 30, 2020 (R$ 95,389 on December 31, 2019).

11.	Prepaid expenses
	09/2020	12/2019

	339,674	241,767
Fistel (1)	75,465	-
Advertisements not released (2)	30,879	854
Rentals and insurance	65,797	72,052
Incremental costs for obtaining customer contracts (3)	124,105	158,093
Others	43,428	10,768
Current portion	(275,403)	(173,139)
Non-current portion	64,271	68,628

(1) The Fistel (Condecine) fee, paid in August 2020, refers to the 2020 financial year and is being appropriated monthly to the result of the period at a ratio of 1/12.

(2) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(3) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

54

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

12.	Judicial deposits

They are recorded at historical cost and updated according to current legislation:

	09/2020	12/2019

	863,920	919,850

Civil	341,767	347,890
Labor	171,653	207,691
Tributary	200,847	201,282
Regulatory	111	111
Online attachment (*)	149,542	162,876

(*) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analysed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 70,347 (R$ 69,326 on December 31, 2019).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The reduction is substantially due to the closure of several court cases offset by the corresponding court filings.

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)     Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 53,081 (R$ 73,326 on December 31, 2019).

55

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(b)     Impact of the CPMF on the conversion of loans into the company's own capital; recognition of the right not to collect the contribution allegedly incurred on the simple change of ownership of current accounts due to incorporation. The current value of the deposits related to this discussion is R$ 8,839 (R$ 10,342 as of December 31, 2019).

(c)     Constitutionality of the collection of the functioning supervision fee (TFF) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 19,022 (R$ 18,855 on December 31, 2019).

(d)     Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The updated value of the deposits referring to this discussion is R$ 11,291 (R$11,173 as of December 31, 2019).

(e)     Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 7,891 (R$ 7,878 as of December 31, 2019).

(f)     Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,484 (R$ 3,457 as of December 31, 2019).

(g)     Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,506 (R$ 3,471 as of December 31, 2019).

(h)     Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 58,664 (R$ 57,943 as of December 31, 2019).

(i)     ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 14,505 (R$ 7,984 as of December 31, 2019).

(j)     CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The current value of the deposits related to this discussion is R$ 9,695 (R$ 0.108 as of December 31, 2019).

56

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

13.	Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. As of September 30, 2020, and December 31, 2019, the Company has no indication of impairment in its fixed assets.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

57

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(a)     Changes in property, plant and equipment

	Balance at Dec / 19	Additions	Write-offs	Transfers	Balance in Sep/20
Total cost of property, plant and equipment, gross	43,358,751	2,864,982	(624,500)	-	45,599,233
Commutation/transmission equipment	22,817,681	6,650	(172,680)	2,459,977	25,111,628
Fiber optic cables	813,589	-	-	54,219	867,808
Leased handsets	2,489,995	641	(5,348)	120,524	2,605,812
Infrastructure	6,096,847	-	(6,267)	174,218	6,264,798
Informatics assets	1,721,251	1	(7,470)	50,789	1,764,571
General use assets	859,505	1	(1,101)	36,426	894,831
Right of use in leases (1)	6,933,416	1,127,616	(431,230)	-	7,629,802
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	1,730,073	(404)	(2,896,153)	419,189
					-
Total Accumulated Depreciation	(25,746,587)	(2,760,067)	178,881	-	(28,241,903)
Commutation/transmission equipment	(16,389,213)	(1,370,218)	163,726	-	(17,595,705)
Fiber optic cables	(410,567)	(54,194)	-	-	(464,761)
Leased handsets	(2,256,863)	(106,895)	1,139	-	(2,362,619)
Infrastructure	(3,593,833)	(324,915)	5,770	-	(3,912,978)
Informatics assets	(1,565,309)	(47,093)	7,462	-	(1,604,940)
General use assets	(590,658)	(36,064)	784	-	(625,938)
Right of use in leases	(940,144)	(820,688)	85,870	-	(1,674,962)
Total property, plant and equipment, net	17,612,164	104,915	(359,749)	-	17,357,330
Commutation/transmission equipment	6,428,468	(1,363,568)	(8,954)	2,459,977	7,515,923
Fiber optic cables	403,022	(54,194)	-	54,219	403,047
Leased handsets	233,132	(106,254)	(4,209)	120,524	243,193
Infrastructure	2,503,014	(324,915)	(497)	174,218	2,351,820
Informatics assets	155,942	(47,092)	(8)	50,789	159,631
General use assets	268,847	(36,063)	(317)	36,426	268,893
Right of use in leases	5,993,272	306,928	(345,360)	-	5,954,840
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	1,730,073	(404)	(2,896,153)	419,189

(1) The value of R$431,230 is represented by cancellations of contracts, mainly of stores and kiosks, ran sharing and vehicles and also by the revision of the assumptions used in application of the IFRS16 standard.

58

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

	Balance at Dec / 18	Adoption of IFRS 16 / CPC 06 (R2)	Additions	Write-offs	Transfers	Other drives (*)	Balance at Dec / 19
Total cost of property, plant and equipment, gross	33,838,454	5,256,114	4,855,685	(183,384)	-	(408,118)	43,358,751
Commutation/transmission equipment	20,811,898	-	17,663	(133,788)	2,121,908	-	22,817,681
Fiber optic cables	762,175	-	-	-	51,414	-	813,589
Leased handsets	2,313,945	-	519	(20,194)	195,725	-	2,489,995
Infrastructure	6,133,813	-	-	(18,684)	294,848	(313,130)	6,096,847
Informatics assets	1,679,326	-	-	(9,366)	51,291	-	1,721,251
General use assets	796,839	-	-	(623)	63,289	-	859,505
Right of use in leases	-	5,256,114	1,772,290	-	-	(94,988)	6,933,416
Land	40,794	-	-	-	-		40,794
Construction in progress	1,299,664	-	3,065,213	(729)	(2,778,475)		1,585,673
							-
Total Accumulated Depreciation	(22,634,832)	-	(3,262,727)	150,972	-		(25,746,587)
Commutation/transmission equipment	(14,941,728)	-	(1,577,483)	129,998	-		(16,389,213)
Fiber optic cables	(345,532)	-	(65,035)	-	-		(410,567)
Leased handsets	(2,132,226)	-	(131,342)	6,705	-		(2,256,863)
Infrastructure	(3,157,889)	-	(440,225)	4,281	-		(3,593,833)
Computer goods	(1,512,107)	-	(62,568)	9,366	-		(1,565,309)
General use assets	(545,350)	-	(45,930)	622	-		(590,658)
Right of use in leases	-	-	(940,144)	-	-		(940,144)
Total property, plant and equipment, net	11,203,622	5,256,114	1,592,958	(32,412)	-	(408,118)	17,612,164
Commutation/transmission equipment	5,870,170	-	(1,559,820)	(3,790)	2,121,908		6,428,468
Fiber optic cables	416,643	-	(65,035)	-	51,414		403,022
Leased handsets	181,719	-	(130,823)	(13,489)	195,725		233,132
Infrastructure	2,975,924	-	(440,225)	(14,403)	294,848	(313,130)	2,503,014
Informatics assets	167,219	-	(62,568)	-	51,291		155,942
General use assets	251,489	-	(45,930)	(1)	63,289		268,847
Right of use in leases	-	5,256,114	832,146	-	-	(94,988)	5,993,272
Land	40,794	-	-	-	-		40,794
Construction in progress	1,299,664	-	3,065,213	(729)	(2,778,475)		1,585,673

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

59

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(i) Represented by leased contracts of identifiable assets in the scope of IFRS16 / CPC 06 (R2) standard. Basically, they refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fibre, as below:

Right of use in lease	Network infrastructure	Vehicles	Shops & kiosks & real estate	Land (Network)	Fibre	Total
Balances as at 31 December 2019	3,172,142	6,988	479,472	1,539,913	794,757	5,993,272
Additions in the period	361,132	4,926	127,355	144,648	489,555	1,127,616
Cancellations in the period	(194,381)	(16,263)	(150,355)	(59,134)	(11,097)	(431,230)
Depreciation	(306,198)	4,349	(44,779)	(140,543)	(247,647)	(734,818)
Balances as at 30 September 2020	3,032,695	-	411,693	1,484,884	1,025,568	5,954,840
Useful life - %	11.79	38.35	18.13	11.02	28.03

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Leased assets	14.28 to 50
Infrastructure	4 to 20
Informatic assets	10 to 20
General use assets	10 to 20

In 2019, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

So far, there is no evidence that require a change in estimate of the useful life of the assets however, the full assessment will be finalized by the end of 2020.

14.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. Within this concept, we had the capitalization of charges for the acquisition of the 4G license and cleaning of the frequency of the 700 MHZ band acquired until September/19, when the asset was considered in operation by the administration and from this date, the capitalization of interest and charges on this asset was terminated. These costs are amortized over the estimated useful lives.

60

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

As of September 30, 2020, and December 31, 2019, the company does not present indications of impairment in its intangible assets of defined and indefinite useful life.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible

	Balance at Dec / 19	Balance company incorporated	Additions/ Amortization	Write-offs	Transfers	Balance in Sep/20
Total gross intangible cost	29,861,788	367,571	748,822	(974)	-	30,977,207
Right to use software	18,184,382	-	-	(974)	662,061	18,845,469
Authorizations	9,811,794	-	22,623	-	83,601	9,918,018
Goodwill	1,159,649	367,571	-	-	-	1,527,220
Right to use infrastructure - LT Amazonas	169,327	-	-	-	-	169,327
Other assets	327,361	-	-	-	1,475	328,836
Intangible assets under development	209,275	-	726,199	-	(747,137)	188,337

Total Accumulated Amortization	(20,561,032)		(1,404,876)	974	-	(21,964,934)
Right to use software	(15,093,166)	-	(978,030)	974	-	(16,070,222)
Authorizations	(5,278,413)	-	(402,215)	-	-	(5,680,628)
Right to use infrastructure - LT Amazonas	(60,204)	-	(5,822)	-	-	(66,026)
Other assets	(129,249)	-	(18,809)	-	-	(148,058)

Total Intangible Net	9,300,756	367,571	(656,054)	-	-	9,012,273
Right to use software (c)	3,091,216	-	(978,030)	-	662,061	2,775,247
Authorizations	4,533,381	-	(379,592)	-	83,601	4,237,390
Goodwill (d)	1,159,649	367,571	-	-	-	1,527,220
Right to use infrastructure-LT Amazonas (E)	109,123	-	(5,822)	-	-	103,301
Other assets	198,112	-	(18,809)	-	1,475	180,778
Intangible assets under development	209,275	-	726,199	-	(747,137)	188,337

61

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

	Balance at Dec / 18	Additions/ Amortization	Transfers	Other changes	Balance at Dec19
Total gross intangible cost	28,999,209	961,213	-	(98,633)	29,861,789
Right to use software	17,142,641	-	1,041,741	-	18,184,382
Authorizations	7,638,972	26,969	2,255,623	(109,770)	9,811,794
Goodwill	1,159,649	-	-	-	1,159,649
Right to use infrastructure - LT Amazonas	198,201	-		(28,874)	169,327
Other assets	307,654	-	19,707	-	327,361
Intangible assets under development	2,552,092	934,244	(3,317,071)	40,011	209,276

Total Accumulated Amortization	(18,684,775)	(1,876,257)	-	-	(20,561,032)
Right to use software	(13,681,086)	(1,412,080)	-	-	(15,093,166)
Authorizations	(4,845,642)	(432,771)	-	-	(5,278,413)
Right to use infrastructure - LT Amazonas	(52,441)	(7,763)	-	-	(60,204)
Other assets	(105,606)	(23,643)	-	-	(129,249)

Total Intangible Net	10,314,433	(915,044)	-	(98,633)	9,300,756
Right to use software	3,461,555	(1,412,080)	1,041,741	-	3,091,216
Authorizations (f)	2,793,330	(405,802)	2,255,623	(109,770)	4,533,381
Goodwill	1,159,649	-	-	-	1,159,649
Right to use infrastructure - LT Amazonas	145,759	(7,763)		(28,874)	109,122
Other assets	202,047	(23,643)	19,707	-	198,111
Intangible assets under development	2,552,093	934,244	(3,317,071)	40,011	209,277

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets under development were assessed for impairment on September 30, 2020 and December 31, 2019, with no necessary adjustment.

(b) Amortization rates

Annual fee %

Right to use software	20
Authorizations	5 to 50
Right to use infrastructure	5
Other assets	7 to 10

(c) Right to use software

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

62

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The company has the following goodwill based on expectation of future profitability at September 30, 2020 and December 31, 2019:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - At the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary on August 29, 2012.

The company recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,648.

On August 31, the Company recorded the goodwill arising from the merger of the net assets of the parent company TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A.

In 2019 the impairment test was performed by comparing the carrying amount with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

63

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Tier 1 instruments comprises instruments traded on active markets and based on market prices quoted at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the carrying amount. Therefore, being the fair value higher than the carrying amount, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the carrying amount are irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., So the management of the company understands that there is no need to make provision for impairment.

On September 30, 2020, the company did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 and are classified as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 15).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totalled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”).

The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

64

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

In September 2019, the asset was considered in operation by the management and from this date, the capitalization of interest and charges on this asset was terminated. The amount capitalized in the year ended December 31, 2019 was R$ 38,375.

15.	Leases

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

Asset

	09/2020	12/2019

LT Amazonas	152,202	156,378
	152,202	156,378

Current portion	(4,812)	(4,931)
Non-current portion	147,390	151,447

LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A.. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The consolidated nominal value of future instalments receivable by the company is R$ 299,236 (R$ 316,641 as of December 31, 2019).

65

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

	Nominal values	Present value

Until September 2021	23,206	4,812
October 2021 to September 2025	92,826	28,920
October 2025 onwards	183,204	118,470
	299,236	152,202

The present value of the parcels to be received is R$ 152,202 (R$ 156,378 on December 31, 2019) composed in its entirety by principal and was estimated, on the date of signing the contracts with the transmitters, projecting future receipts and discounting them at 12.56% per year. In 2019 it had its value re-measured to better align with the methodology of the new IFRS 16 / CPC 06 (R2) rule, based on paragraph C11 of this new pronouncement and removed the inflation component projected on future receipts, in the amount of R$ 48,991.

Liabilities

	09/2020	12/2019

LT Amazonas (i)	272,250	276,233
Sale of Towers (leaseback) (ii)	1,176,826	1,192,596
Other (iv)	109,050	115,973
Sub-total	1,558,126	1,584,802

Other leases (iii):
Lease-network	3,234,854	3,294,261
Lease-vehicles	-	3,005
Lease-shops & kiosks	192,102	255,857
Lease-real estate	260,969	243,921
Lease - Land (Network)	1,584,822	1,600,456
Lease - Fibre	1,038,515	798,568
Sub-total by adoption of IFRS16 / CPC 06 (R2)	6,311,262	6,196,068
Total	7,869,388	7,780,870

Current portion	(953,405)	(873,068)
Non-current portion	6,915,983	6,907,802

Interest paid in the period ended September 30, 2020 regarding IFRS16 / CPC 06 (R2) amounted to R$ 434,365.

Changes to the financial lease liability are shown in Note 35.

(I) LT Amazonas

The company

executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

66

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Until September 2021	44,079	12,595
October 2021 to September 2025	176,315	46,710
October 2025 onwards	348,102	212,945
	568,496	272,250

The consolidated nominal value of the future instalments due by the company is R$ 568,496. Its present value is R$ 272,250, being composed in its entirety of principal and was estimated, on the date of signing the contracts with the transmitters, projecting future payments and discounting them to 14.44% per year. In addition to these balances, the total value of the right of use also includes R$ 70,759 related to investments in fixed assets made by the company and subsequently donated to electric power transmission concessionaires. Such a donation was already provided for in the contracts signed between the parties. In 2019 it had its value re-measured according to the calculation methodology of IFRS 16 / CPC 06 (R2), removing the inflation component projected on future payments and maintaining the original discount rate for the calculation of present value.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 22).

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal values	Present value

Until September 2021	187,720	27,265
October 2021 to September 2025	750,881	146,873
October 2025 onwards	1,850,971	1,002,688
	2,789,572	1,176,826

67

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The consolidated nominal value of the sum of future instalments due by the company is R$ 2,789,572. Its present value is R$ 1,176,826 being composed only of principal. The present value was estimated, projecting future payments, discounted by the discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per year, which were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan. In 2019 it had its value re-measured according to the calculation methodology of IFRS 16 / CPC 06 (R2), removing the inflation component projected on future payments and maintaining the original discount rate for the calculation of present value.

(iii) Other leases:

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16 / CPC 06 (R2).

The following table shows the payment schedule of those agreements in effect. The amounts represent the estimated disbursements within the agreements signed and are shown at their face value. The balances differ from those shown in the books, since in the latter case the amounts are shown at present value:

	Until September 2021	October 2021 to September 2025	October 2025 onwards	Nominal values	Present value
Total other leases	1,387,711	4,475,942	2,952,236	8,815,889	6,311,262
Lease-network	647,176	2,283,455	1,602,260	4,532,891	3,234,854
Lease-stores & kiosks	63,062	127,654	10,702	201,418	192,102
Lease-real estate	52,834	193,756	159,317	405,907	260,969
Lease - Land (Network)	303,957	1,028,986	1,179,957	2,512,900	1,584,822
Lease - Fibre	320,682	842,091	-	1,162,773	1,038,515

The present value, principal and interest value as of September 30, 2020 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 9.93%.

Lease amounts considered low, or lower than 12 months, recognized in rental expenses amounted to R$23,238 in September 30, 2020 (R$ 61,583 on September 30, 2019).

(iv) it is substantially represented by commercial leasing transactions in transmission towers.

16.	Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

68

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

As of September 30, 2020, this credit is R$ 57,684 (R$ 33,090 as of December 31, 2019).

69

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)
17.	Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognised at the value of the corresponding invoice.

	09/2020	12/2019

	2,176,054	3,916,048

Local currency	1,966,325	3,762,674
Suppliers of materials and services (a)	1,847,720	3,660,528
Interconnection (b)	86,150	67,396
Roaming (c)	1,381	441
Co-billing (d)	31,074	34,309

Foreign currency	209,729	153,374
Suppliers of materials and services (a)	161,314	115,694
Roaming (c)	48,415	37,680

Current portion	2,176,054	3,916,048

(a) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(b) Are referred to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(c) refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(d) refers to calls made by the customer when choosing another long-distance operator.

18.	Authorizations payable

As of September 30, 2020, the Company has the following commitments with ANATEL:

	09/2020	12/2019

Renewal of authorizations (i)	180,156	199,363
Updated ANATEL liability (ii)	139,053	126,974
	319,209	326,337
Current portion	(65,086)	(88,614)
Non-current portion	254,123	237,723

70

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(1)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net income of the region covered by the authorization that ends each biennium. As of September 30, 2020, the Company had outstanding balances relating to the renewal of Authorizations in the amount of R$ 180,156 (R$ 199,363 as of December 31, 2019).

(2)

On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 139 million on September 30, 2020) which is still pending trial.

The primary authorizations held by TIM S.A. on September 30, 2020, as well as their expiration dates, are shown in the table below:

Maturity date
Authorization instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz Band V1 (4G)	2500 MHz (Band P** (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) - February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES -April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR-October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Interior-April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except counties of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR41, except Curitiba and Metropolitan Region-February, 2024* AR41, Curitiba and Metropolitan Region-July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
County and region of Pelotas, in the state of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies and leftovers)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31-February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

* Terms already renewed for 15 years, therefore without the right to a new renewal period.

** Only complementary areas in specific states.

71

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

19.	Borrowing and financing

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

Description	Currency	Charge	Maturity	Sep/20	Dec/19
BNDES (1)	URTJLP	TJLP to TJLP + 2.52% p.a.	Jul/22	-	240,008
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	-	374,461
BNDES (PSI) (1)	R$	3.50% p.a.	Jan/21	-	18,071
KFW Finnvera (2)	USD	Libor 6m+ 0.75% p.a.	Jan/24 to Dec/25	421,529	330,217
Debentures (2)	BRL	104.1% p.a.	Jul/20	-	1,025,965
Cisco Capital (2)	USD	2.50% p.a.	Dec/20	28,423	40,366
BAML (2)	EUR	0.279% p.a.	Aug / 21	591,905	-
Scotland (2)	USD	1.734% p.a.	Aug / 21	1,118,587	-
BNP Paribas (2)	USD	2.822% p.a.	Jan / 22	433,417
Total				2,593,861	2,029,088
Current				(1,835,290)	(1,384,180)
Non-current				758,571	644,908

72

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Insurances

(1) Certain receivables of the Company.

(2) Does not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020 the company made the full prepayment of financing obtained from BNDES, however there are still contracts in effect with the bank regulating the lines of credit available for withdrawal. The company has been meeting the defined financial ratios. The financial ratios are: (1) net equity over total assets; (2) EBITDA on net financial expenses; (3) total financial debt to EBITDA and (4) short-term net financial debt to EBITDA.

In May 2018, the company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 triennium with a term of use until August 2020. As of March 2019, with the hiring of Finame Direto, the Company replaced the sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company of the BNDES system aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.99% per year and its availability extends until March 2021, without any disbursement obligations. To date, both instruments remain in effect and in negotiation with BNDES for the extension of the deadline for disbursement. The negotiation aims to bring greater flexibility to the company and formalize commercial contractual adaptations that reflect the new scenario of exposure between the parties.

In January 2020, a nw credit line in the principal amount of R$ 752 million, was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by bonds and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize company´s capex plan for the next 3 years (2020-2022) in the Northeast region. The credit line is divided into two tranches: i) R$325 million to IPCA + 1.44% p.a. or IPCA +1.22% considering 15% of compliance bonuses; and ii) R) 427 million to IPCA + 1.76% p.a. or IPCA +1.48% considering 15% of compliance bonuses. Disbursement in instalments scheduled for 2020, 2021 and 2022.

In July 2020, the Company settled on maturity the debentures issues in January 2019, in the amount of R$1,018 million.

The table below shows the position of financing and available lines of credit:

Type	Currency	Date of opening	Term	Total value	Remaining Value	Amount used until 30 September 2020
BNDES (i)	TJLP	May/18	Aug/20	-	-	-
BNDES (ii)	TJLP	May/18	Aug/20	-	-	-
FINAME (iii)	IPCA	Mar/19	Mar/21	390,000	390,000	-
BNB (iv)	IPCA	Jan/20	Jun/23	752,479	752,479	-
Total R$:				1,142,479	1,142,479	-

73

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment;
(ii)	Investments in social projects within the community;
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

As a result of the more efficient borrowing and financing management strategy, in February 2020 the company pre-paid its total debt with BNDES at a cost of 171% of the CDI, replacing it with new borrowings with Bank of America Merrill Lynch (BAML) and the Bank of Nova Scotia (Scotia), at an average cost of 108.3% of the CDI.

In April 2020 the company contracted a new loan with the Bank of Nova Scotia in the amount of R$ 574.2 million, with a cost of 155% of the CDI and a term of one year, aimed to strengthen the cash during the period of the crisis generated by the pandemic.

In May 2020, Company signed a new loan transaction with BNP Paribas in the amount of R$ 426 million at a cost of 155% of the CDI and a term of 1.5 years. The disbursement of the loan took place in July 2020. The operation aimed to strengthen cash reserves during the crisis period generated by the pandemic.

The company has swap operations, protecting itself from the risks of devaluation of the real in relation to the US dollar and euro in its borrowing and financing operations. However, it does not apply to “hedge accounting” (see Note 35).

Borrowings and financings as of September 30, 2020 due in long-term is in accordance with the following schedule:

2021	46,539
2022	524,447
2023	47,094
2024	110,619
2025	29,872
758,571

The nominal value of the loans is consistent with their respective payment schedule.

Nominal value
2020	83,092
2021	1,798,737
2022	524,447
2023	47,094
2024	110,619
2025	29,872
2,593,861

74

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Borrowing fair value

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from Cisco and KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, Bank of America and BNP Paribas, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on September 30 are, respectively, R$ 1,123,522, R$ 588,951 and R$ 445,322.

20.	Indirect taxes, charges and contributions payable

	09/2020	12/2019

Indirect taxes, charges and contributions payable	814,425	466,072

Value added tax on goods and services - ICMS	356,762	377,105
ANATEL´s taxes and charges (1)	387,177	22,009
Imposto sobre Serviço [Service tax] - ISS	64,410	61,148
Others	6,076	5,810

Current portion	(811,342)	(463,075)
Non-current portion	3,083	2,997

(1) the Fistel fee for the financial year 2020 has been deferred from the start of its payment, on the basis of provisional measure 952 of April 15, 2020.

21.	Direct taxes, charges and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. Since 2016 the company has chosen to make the monthly payment of income tax and social contribution.

	09/2020	12/2019

Direct taxes, charges and contributions payable	464,611	482,799

Income tax and social contribution	328,982	346,097
PIS/COFINS [Social integration program/Social security]	101,922	104,514
Others (*)	33,707	32,188

Current portion	(251,777)	(270,489)
Non-current portion	212,834	212,310

(*) The composition of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of instalments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Profit), whose final maturity will be on October 31, 2024.

75

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

22.	Deferred revenue

	09/2020	12/2019

Deferred revenue	990,583	1,109,112

Prepaid services (1)	140,121	186,310
Government Grants (2)	28,817	42,159
Network Swap (3)	-	2,713
Anticipated revenue	11,826	11,651
Deferred revenue on sale of towers (4)	802,446	843,017
Contractual liabilities (5)	7,373	23,262

Current portion	(218,447)	(281,930)
Non-current portion	772,136	827,182

(1) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(2) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of the grants granted by BNDES until September 30, 2020 is R$ 203 million and the amount outstanding as of September 30, 2020 and of R$28,817 (R$42,159 as of December 31, 2019) this amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net income (expenses)” (note 28).

(3) Mainly referring to contracts for the onerous and reciprocal transfer of optical fibre infrastructure.

(4) Referring to the amount of revenue to be appropriated by the sale of the towers (note 15).

(5) Contracts with customers.

As of September 30,2020, the balance of contractual assets and liabilities is as follows:

	09/2020	12/2019

Accounts receivable included in trade accounts	2,020,899	2,413,865
Contractual assets (Note 6)	10,298	15,142
Contractual liabilities	(7,373)	(23,262)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

76

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Summary of the main variations in the period:

Contractual assets (liabilities)

Balance on January 1st, 2020	(8,120)
Additions	5,549
Write-offs	5,496
Balance as of September 30th, 2020	2,925

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2020	2021	2022
Contractual assets (liabilities)	2,413	1,261	(749)

The company in line with paragraph 121 of IFRS 15 / CPC 47, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

23.	Provision for judicial and administrative proceedings

The company is an integral part in judicial and administrative proceedings in the civil, labour, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	09/2020	12/2019

Provision for judicial and administrative proceedings	885,634	703,522

Civil (a)	258,527	208,202
Labor (b)	218,334	208,224
Tax (c)	379,598	254,833
Regulatory (d)	29,175	32,263

The changes in the provision for judicial and administrative proceedings are summarized below:

77

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

	Dec-19	Balance company incorporated	Additions, net of reversals	Payment	Currency update	Sep-20

	703,522	125,956	257,191	(309,865)	108,830	885,634

Civil (a)	208,202	4,501	177,080	(190,625)	59,369	258,527
Labor (b)	208,224	45,691	48,490	(114,572)	30,501	218,334
Tax (c)	254,833	75,646	34,823	(4,598)	18,894	379,598
Regulatory (d)	32,263	118	(3,202)	(70)	66	29,175

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities ' business. The main processes are summarized below:

a. Civil proceedings

a. 1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount of R$145,360 (R$ 135,290 on December 31, 2019) refer mainly to alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of handsets and improper inclusion in debtors lists.

a. 2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filled by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 55,374 (R$ 31,221 on December 31, 2019).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 18,714 (R$ 12,812 on December 31, 2019).

a. 4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (I) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity actions; (iv) alleged breach of contract and; (v) billing actions. The amounts involved are equivalent to R$ 32,575 (R$ 27,039 on December 31, 2019).

a. 5 Socio-environmental and infrastructure

The company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and structure licensing (installation/operation). The amounts involved are equivalent to R$ 591 (R$ 498 on December 31, 2019).

78

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

a. 6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata monetary correction applied to the proposal of prices stipulated in the notice for use of 4G frequencies and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,411 (R$ 1,342 on December 31, 2019).

b. Labour proceedings

The main labor claims with probable risk are summarized below:

These are processes, involving a variety of labour claims filed by both former employees, in relation to matters such as salary differences, levelling, payments of variable compensation/commissions, additional legal, working hours, overtime, and other forecasts set out in the pre-privatization process, as well as by former employees of service providers, all of whom, taking advantage of the labour laws in force require it to keep the Company in compliance with labour does not abided by contractors hired for that purpose.

From the total of 1,868 Labour claims as of September 30, 2020 (2,304 as of December 31, 2019) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 209,465 updated monetarily (R$ 208,224 as of December 31, 2019). During the fiscal year 2019, according to the position of the company's Legal Consultants, certain labour processes presented changes in their prognosis of loss from possible to probable, therefore, with corresponding registration of the provision.

A significant portion of this provisioning relates to organizational restructuring processes, of which the closure of the activities of the Customer Relationship centres (call centres) as well as processes related to TIM's internal websites, which resulted in the dismissal of collaborators. As of September 30, 2020, the provisioning of these claims totals R$ 41,357 updated monetarily (December 31, 2019 – R$ 57,859).

c. Tax processes

	09/2020	12/2019
Federal Taxes	229,552	155,495
State Taxes	144,427	93,790
Municipal Taxes	5,619	5,548
	379,598	254,833

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the change in the SELIC rate:

Federal taxes

The provision is substantially composed of the following processes:

79

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)
(i)	The provision for TIM S.A. supports fifty-one procedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,339 (R$ 9,560 on December 31, 2019), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 14,760 (R$ 14,564 on December 31, 2019).

(ii)	The company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 38,479 (R$ 37,977 on December 31, 2019).

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 58,837 (R$ 58,116 on December 31, 2019).

(iv)	In June, 2020, the company makes provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The amount provisioned and updated for September 2020 is R$ 5,294 (without match from December/2019).

State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of eighty-three cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 36,365 (R$ 23,558 on December 31, 2019), (ii) the amount to be offered to tax for the provision of telecommunications services, which is up-to-date, equal to R$ 5,118 (R$ 5,037 as at 31 December 2019), as well as (ii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 15,701 (R$ 15,460 31 December 2019); and (iv) the launching of credits related to the return of cellular phones assigned in lending, whose updated amounts are equivalent to R$ 11,022 (R$ 10,826 on 31 December 2019) and (v) subsidies for the handset, whose values are updated to the equivalent of R$ 8,746 (R$ 8,644 as at 31 December 2019).

Municipal Taxes

80

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

It is also worth noting the amlounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

d. Regulatory processes

ANATEL instituted administrative proceedings against the group for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

As of September 30, 2020, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the monetary update, classified with risk of probable loss is R$ 29,175 (R$ 32,263 as of December 31, 2019).

e. Judicial and administrative proceedings whose losses are assessed as possible

The company has actions of a civil, labour, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the financial statements, according to the values presented below:

	09/2020	12/2019

	17,726,405	18,337,227

Civil (e. 1)	1,079,437	1,035,308
Labor and Social Security (e. 2)	341,564	398,886
Tax (e. 3)	16,187,487	16,194,922
Regulatory (e. 4)	117,917	708,111

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e. 1. Civil

	09/2020	12/2019
Consumer actions (e. 1. 1)	250,780	374,860
ANATEL (e. 1. 2)	230,715	220,526
Consumer protection bodies (e. 1. 3)	128,340	32,847
Former trading partners (e. 1. 4)	183,389	180,226
Environmental and infrastructure (e. 1. 5)	148,260	125,201
Other (e. 1. 6)	137,953	101,648
	1,079,437	1,035,308

81

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e. 1. 2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata monetary correction applied to the proposal of prices stipulated in the notice for use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e. 1. 3 Consumer Protection Agencies

TIM is a party to legal and administrative actions filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which it is discussed: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non - compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS ; (v) alleged violations of the SAC decree; (vi) alleged contract breaches; and (vii) blocking of data.

e. 1. 4 Former trading partners

TIM is a defendant in actions proposed by several former business partners in which are claimed, among others, values based on alleged contractual defaults.

e. 1. 5 Socio-environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e. 1. 6 Others

TIM is a defendant in other actions of essentially non-consumerist objects proposed by several agents other than those described above, in which, among others, it is discussed: (I) renewal of lease agreements; (ii) stock subscription actions; (iii) indemnification actions; (iv) alleged breach of contract and; (v) Collection actions.

e. 2. Labour claims

e. 2. 1. Social Security

TIM Celular received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of a share in the Profits and the net profit, in the amount of R$ 538 up-to-date (R$538 as at 31 December 2019), and this reduction was due to the reclassification of a process may be a remote risk due to the progress of it, and suffer on the claim for tax relating to alleged social security contributions levied on bonus hiring; reward is not adjusted; in consideration for the activities of self-employed and incentives to the sales value of up-to-date of R$ 9.693 on the 30th of September, in the year 2020.

82

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

TIM S. A received tax notifications of release of debts, referring to the alleged irregularity in the collection of Social Security contributions incidents on profit and profit sharing; lack of collection on pro-labour of the managers and lack of adequate completion of the collection guide of FGTS – GFIP, as well as erroneous declaration in the GFIP in the total amount of R$ 1,513 updated (R$ 1,559 on December 31, 2019).

e. 2.2. Labour

There are 3,069 Labour claims as of September 30, 2020 (3,881 as of December 31, 2019) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 350,432 (R$ 424,394 as of December 31, 2019).

A significant portion of the existing contingency relates to organizational restructuring processes, of which the closure of the activities of the Customer Relationship centres (call centres), as well as processes related to TIM's internal websites, which resulted in the disconnection of employees, stand out. Add to these processes those moved by third-party call centre service providers, whose values add up to R$ 13.227 updated.

The other values are related to labour processes of various requests filed by former employees of their own and third-party companies.

e. 3. Tax

	09/2020	12/2019

	16,187,487	16,194,922

Federal taxes (e. 3.1)	4,225,187	4,253,354
State taxes (e. 3. 2)	8,260,843	8,246,869
Municipal taxes (e. 3. 3)	725,000	703,132
FUST, FUNTTEL and EBC (e. 3.4)	2,976,457	2,991,567

The values presented are corrected, in an estimated way, based on the SELIC index. The historical value involved is equivalent to R$ 11,583,843 (R$ 11,474,961 on December 31, 2019).

e.3.1. Federal Taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 4,225,187 on September 30, 2020 (R$ 4,253,354 on December 31, 2019). Of this value, the following discussions stand out mainly:

a.  Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 2,707,928 (R$ 2,672,754 on December 31, 2019).

83

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

b.  Compensation method for tax losses and negative bases. The amount involved is R$ 197,761 (R$ 203,302 on December 31, 2019)

c.  Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 67,405 (R$ 66,164 on December 31, 2019).

d.  Collection of IRRF [witholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 258,899 (R$ 256,833 on December 31, 2019).

e.  Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 398,589 (R$ 427,233 on December 31, 2019).

e. 3.2. State Taxes

The total amount charged against the TIM Group in respect of state taxes on September 30, 2020 is R$ 8,260,843 (R$ 8,246,869 on December 31, 2019). Of this value, the following discussions stand out mainly:

a.      Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,057,309 (R$ 1,053,411 on December 31, 2019).

b.      Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 491,477 (R$ 887,637 on December 31, 2019).

c.      Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 621,279 (R$ 731,864 on December 31, 2019).

d.      Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. As of September 30, 2020, the amount involved is R$ 3,344,422 (R$ 3,284,473 as of December 31, 2019).

84

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

e.      Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 134,158 (R$ 131,057 on December 31, 2019).

f.      Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 511,497 (R$ 138,684 on December 31, 2019).

g.      Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 252,456 (R$ 198,505 on December 31, 2019).

h.      Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 196,967 (R$ 180,920 on December 31, 2019).

i.      Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 256,732 (R$ 249,659 on December 31, 2019).

e. 3.3. Municipal Taxes

The total amount charged against the TIM Group in relation to municipal taxes is R$ 725,000 on September 30, 2020 (R$ 703,132 on December 31, 2019). Of this value, the following discussions stand out mainly:

a.      Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 149,600 (R$ 147,572 on December 31, 2019).

b.      Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 384,066 (R$ 300,669 on December 31, 2019).

c.      Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 125,678 (R$ 120,503 on December 31, 2019).

e. 3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 2,976,457 (R$ 2,991,567 on December 31, 2019). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law No. 9.998/2000.

85

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

e. 4. Regulatory

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On September 30, 2020, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the monetary update, classified with possible risk was R$ 117,917 (R$ 708,111 on December 31, 2019). The variation was mainly due to the processing of the PADOs included in the Conduct Adjustment Term “TAC” in negotiations with ANATEL, where such processes were extinguished in the administrative spheres.

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment to be made by TIM includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the company the sharing regime with the other providers.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totalling a value of approximately R$639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

24.	Shareholders’ equity

a.       Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

86

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The subscribed and paid-in capital stock on September 30, 2020, is represented by 2,420,804,398 ordinary shares (42,296,789,606 ordinary shares on December 31, 2019).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 ordinary shares.

As of July 2, 2020, the Board of Directors of the Company approved the reverse split of all of the 42,296,789,606 of common shares without par value issued by the Company pursuant to the terms of Art. 12 of Law no. 6,404/76, with no change in the capital stock, at a ratio of 100 shares to form 1 common stock, through the capital , to be represented by the 422,967,896 common shares, without par value, while preserving all of the rights and privileges of those shares are common shares. The proposed grouping did not result in fractions of shares. The incorporation resulted in the cancellation of all the shares issued by the company, which were owned by TIM Participações.

Following the merger mentioned in note 1, is checked for the condition precedent, the shareholders of TIM Participações received 1 common share issued by the TIM S. for each 1 common share issued by TIM Participações, of ownership, and that, assuming the maintenance of the number of shares issued by TIM Participações, ex-treasury stock, resulting in the issuance of a 2,420,447,019 the common stock by the management of TIM S.A., all nominative, book-entry and with no par value.

On August 31, 2020, the increase in the share capital of the company in the amount of R$ 1,719 defined in the incorporation protocol was approved at an ordinary and Extraordinary General Meeting, which was represented by R$13,477,891.

On the 28th of September, at a meeting of the Board of directors, and the directors of the Company has become aware of the payments relating to the awards of the 2018 and 2019, based on the transfer of shares held in treasury stock to the beneficiaries as provided for in the Plans and pursuant to the terms of the share buy-back Programme as approved by the Board of Directors of TIM Participações S.A. (merged into TIM S.A.) in the meeting held on the 29th of July 2020, in the amount of 357,379 shares.

b.       Capital reserves

The use of capital reserves complies with the precepts of art. 200 of Law No. 6,404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	09/2020	12/2019

	394,586	36,154

Special reservation of goodwill	353,604	-
Stock options	40,982	36,154

b. 1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the liquid assets of the parent company Tim Participações S.A.

b. 2 Stock options

87

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The balances recorded under these items represent the company's expenses for stock options granted to employees (Note 25).

c.       Profit reserves

c. 1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c. 2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of September 30, 2020, the cumulative value of the benefits enjoyed by the Company amounts to R$ 1,612,019 (R$ 1,612,019 as of December 31, 2019).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d.       Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act..

According to its latest bylaws, approved on October 31, 2018, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

88

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

As of December 31, 2019, dividends and Interest on Equity were calculated as follows:

2019

Net income for the year	3,860,162

3,860,162
(-) non-distributable tax incentives	(194,161)
(-) Constitution of the legal reserve	(183,300)
Adjusted Net Profit	3,482,701

Minimum dividends calculated on the basis of 25% of adjusted profit	870,675

Breakdown of dividends payable interest on equity:
Interest on shareholders´ equity	1,183,000
Total dividends and interest on shareholders´ equity distributed and proposed	1,183,000
Income tax withheld (IRRF) on shareholders´ equity	(177,450)
Total dividends and interest on shareholders´ equity, net	1,005,550

Interest on shareholders´ equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net income for the year, in changes in equity. Interest on shareholders´ equity received and/or receivable is recorded against financial income, impacting the equity in earnings. For presentation purposes, the impacts on the result are eliminated. During 2019, the total amount of interest on shareholders´ equity approved was R$ 1,183,000 and the total paid was R$ 937,542

The balance on September 30, 2020 of the item “dividends and Interest on Equity payable” is composed of the outstanding amounts of previous years in the amount of R$46,745.

Unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Equity declared and unclaimed by shareholders within 3 years, are reverted to equity at the time of its prescription.

For the statement of cash flows, Interest on Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

25.	Long-Term Incentive Plan

Plan 2011 – 2013, plan 2014-2016 and Plan 2018-2020

On August 5, 2011, April 10, 2014 and April 19, 2018, the long-term incentive plans were approved by the General Meeting of shareholders of TIM Participações S.A. (incorporated by TIM AS on August 31, 2020); “plan 2011-2013”, “plan 2014-2016” and “Plan 2018-2020” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2011-2013 and 2014-2016 plans deal with the granting of stock options, while the 2018-2020 plan provides for the granting of shares.

The exercise of the options of the 2011-2013 plan is conditioned on the achievement of specific performance targets, while the exercise of the options of the 2014-2016 plan does not have this condition. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

89

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The 2018-2020 plan proposes to grant participants shares of issuance of the Company, subject to certain conditions of time and / or performance (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each award.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 plan, the term of validity has the same periodicity of 3 years related to its deficiency (Vesting). In turn, the 2018-2020 plan, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of expenditure is recognized during the period in which the right is acquired; period during which the specific conditions for the acquisition of rights must be met. On the date of each balance sheet, the group reviews its estimates of the number of options/shares that will have their rights acquired, considering the non-market related acquisition conditions and the conditions for service time.

ate of award	Options / Shares granted	Expiry date	Base Price (R$)	Balance at the beginning of the period	Granted during the financial year	Exercise during exercise	Expired during exercise	Due during the exercise	Balance at end of period
Plan 2018-2020 – 3rd Grant	796,054	Apr/23	14,40	796,054	-	-	-	-	796,054
Plan 2018-2020 - 2nd Grant	930,662	Jul/22	11,28	897,244	-	(309,557)	-	-	587,687
Plan 2018-2020-1st Grant	849,932	Apr/21	14,41	286,304	-	(105,143)	-	-	181,161
Plan 2014-2016 - 3rd Grant	3,922,204	Nov/22	8,10	419,340	-	(124,277)	-	-	295,063
Plan 2014-2016 - 2nd Grant	3,355,229	Oct/21	8,45	132,848	-	(111,077)	-	-	21,771
Plan 2014-2016-1st Grant	1,687,686	Sep/20	13,42	378,286	-	(69,708)	(308,578)	-	-
Plan 2011-2013 - 3rd Grant	3,072,418	Jul/19	8,13	-	-	-	-	-	-
Plan 2011-2013 - 2nd Grant	2,661,752	Sep/18	8,96	-	-	-	-	-	-
Plan 2011-2013-1st Grant	2,833,595	/Aug / 17	8,84	-	-	-	-	-	-
Total	20,109,532			2,910,076	-	(719,762)	(308,578)	-	1,881,736
Weighted average price for the financial year			12,37

* The exercise data reported for the grants of the 2018-2020 plan already include shares from: (i) dividend grant, (ii) cash conversion equivalence and (iii) performance variation. These situations are provided for in regulation.

The significant data included in the model were:

90

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Date of grant	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Risk-free annual interest rate
Grant 2011	R$ 8.84	51.73% YOY	6 years	11.94% YOY
Grant 2012	R$ 8.96	50.46% YOY	6 years	8.89% YOY
Grant 2013	R$ 8.13	48.45% YOY	6 years	10.66% YOY
Grant 2014	R$ 13.42	44.60% YOY	6 years	10.66% YOY
Grant 2015	R$ 8.45	35.50% YOY	6 years	16.10% YOY
Grant 2016	R$ 8.10	36.70% YOY	6 years	11.73% YOY
Grant 2018	R$ 14.41	IN	3 years	IN
Grant 2019	R$ 11.28	IN	3 years	IN
Grant 2020	R$ 14.40	IN	3 years	IN

The base price of the share was calculated using the weighted averages of TIM S. A's share price, considering the following periods:

•	Plan 2011-2013-1st Grant-traded volume and trading price of TIM S.A. shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).

•	Plan 2011-2013 - 2nd Grant-traded volume and trading price of shares of TIM S.A. in the period from 07/01/2012 to 08/31/2012.

•	Plan 2011-2013 - 3rd Grant-traded volume and trading price of TIM S.A. shares in the period of 30 days prior to the date of 07/20/2013.

•	Plan 2014-2016-1st Grant-traded volume and trading price of TIM S.A. shares in the 30 days prior to the date defined by the Board of Directors of TIM S.A. (September 29, 2014).

•	Plan 2014-2016 - 2nd Grant-traded volume and trading price of TIM S.A. shares in the 30 days prior to the date defined by the Board of Directors of TIM S.A. (September 29, 2015).

•	Plan 2014-2016 - 3rd grant-traded volume and trading price of TIM S.A. shares in the 30 days prior to the date defined by the Board of Directors (September 29, 2016).

•	Plan 2018-2020 - 1st grant-traded volume and trading price of TIM S.A. shares in the period from 01 March 2018 to 31 March 2018.

•	Plan 2018-2020 - 2nd grant-traded volume and trading price of TIM S.A. shares in the period from 01 June 2019 to 30 June 2019.

•	Plan 2018-2020 - 3rd grant-traded volume and trading price of TIM S.A. shares in the period from 01 March 2020 to 31 March 2020.

The company recognizes the impact of the revision of the initial estimates, if any, in the income statement, with consideration for equity. As of September 30, 2020, expenses related to said long-term benefit plans totalled R$7,403 (R$ 3,072 as of September 30, 2019).

26.	Net revenue

Revenue from services rendered

91

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the product sold.

Contract Identification

The Company reviews all current commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule CPC47 – revenue from contract with customers.

Identification of the performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Therefore, the Company began to recognize revenues when, or as, the performance obligation is met when transferring the good or service promised to the customer; the asset is considered transferred when or as the customer obtains control of this asset.

Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 (CPC 47), the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

92

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Prior to the adoption of the standard, the Company recognized revenue from each element identified based on its contractual price, with the discount on the sale of handsets being allocated completely to the price of the handset.

As a consequence of the adoption of the new standard, an additional portion of the revenue was allocated to revenues from sale of handsets at the beginning of the contract, representing an increase in revenues from the sale of equipment in relation to previously adopted accounting practice. The difference between the amount of revenue and the amount of equipment sales revenue at the beginning of the contract was recognized at the time each as a contractual asset, allocated to service revenue along the contract period (See Note 2 for the purposes of contractual asset/liability).

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

93

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

	09/2020	09/2019

Net operational revenue	12,589,783	12,790,630

Gross operating revenue	17,891,710	18,649,817

Service revenue	17,247,287	17,729,075
Service revenue-Mobile	15,948,908	16,492,866
Service revenue- Landline	1,298,379	1,236,209

Goods sold	644,423	920,742

Deductions from gross revenue	(5,301,927)	(5,859,187)
Taxes incidents	(3,409,841)	(3,743,461)
Discounts granted	(1,883,754)	(2,099,399)
Returns and other	(8,332)	(16,327)

27.	Operating costs and expenses

	09/2020				09/2019
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(5,879,700)	(3,347,862)	(1,238,982)	(10,466,544)	(5,485,463)	(3,753,725)	(1,268,694)	(10,507,882)

Personal	(40,857)	(458,786)	(254,683)	(754,326)	(40,290)	(465,304)	(293,258)	(798,852)
Third party services	(445,570)	(1,298,759)	(369,744)	(2,114,073)	(422,393)	(1,554,456)	(369,665)	(2,46,514)
Interconnection and means of connection	(1,241,954)	-	-	(1,241,954)	(1,085,870)	-	-	(1,085,870)
Depreciation and amortization	(3,414,012)	(189,808)	(544,365)	(4,148,185)	(3,025,652)	(167,945)	(553,460)	(3,747,057)
Taxes, fees and contributions	(21,133)	(554,394)	(16,711)	(592,238)	(22,263)	(608,229)	(13,495)	(643,987)
Rentals and insurance	(249,310)	(92,168)	(10,248)	(351,726)	(225,425)	(97,277)	(14,691)	(337,393)
Cost of goods sold	(461,664)	-	-	(461,664)	(660,303)	-	-	(660,303)
Advertising and advertising	-	(284,263)	-	(284,263)	-	(284,452)	-	(284,452)
Losses on doubtful accounts receivable	-	(455,357)	-	(455,357)	-	(561,455)	-	(561,455)
Others	(5,200)	(14,327)	(43,231)	(62,758)	(3,267)	(14,607)	(24,125)	(41,999)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

94

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

28.	Other net income (expense), net
	09/2020	09/2019
Income
Subsidy income, net	13,342	16,457
Fines on telecommunications services	25,132	38,401
Revenue on disposal of assets	1,346	1,326
PIS/COFINS credits (i)	-	1,795,000
Other revenue	44,949	44,935
	84,769	1,896,119
Expenses
FUST/FUNTTEL (ii)	(99,004)	(102,297)
Taxes, fees and contributions	(9,058)	(3,593)
Provision for legal and administrative proceedings, net of reversal
	(220,053)	(362,717)
Expenses on disposal of assets	(12,880)	(5,171)
Other expenses	(26,510)	(53,186)
	(367,505)	(526,964)

Other income (expense), net	(282,736)	1,369,155

(i) the change refers to the update of claims arising from legal with a final decision passed in favour of the company in higher courts, in 2019, which discussed the exclusion of ICMS from the basis for calculating the contributions of PIS and COFINS. The amount of R$1,795 million was recorded under Other revenues in June and September, 2019 (Note 9).

(ii) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

29.	Financial income
	09/2020	09/2019

Financial income	725,170	1,461,273
Interest on financial investments	55,914	61,558
Interest received from clients	20,532	28,395
Swap interest	22,666	12,355
Interest on lease	14,998	15,859
Monetary adjustments (1)	76,073	1,288,591
Foreign exchange variation	49,047	16,726
Swap (2)	483,833	33,366
Other revenue	2,107	4,423

(1) In 2019, it includes the amounts of R$1,228 million of updating claims arising from judicial proceedings on the exclusion of ICMS from the calculation base of PIS and COFINS (Note 9).

(2) Referring to derivative financial instruments to mitigate risks of exchange rate changes related to foreign currency debts.

95

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

30.	Financial expenses
	09/2020	09/2019

Financial expenses	(1,488,082)	(1,068,225)
Interest on borrowing and financing	(60,538)	(85,131)
Interest on taxes and fees	(31,108)	(9,798)
Swap interest	(38,759)	(18,931)
Interest on lease	(580,959)	(616,710)
Monetary adjustment	(120,875)	(200,718)
Discounts granted	(22,047)	(22,296)
Foreign exchange variation (1)	(535,281)	(50,163)
Other expenses	(98,515)	(64,478)

(1) The variation refers to the increase in the devaluation of the Real against foreign currencies mainly due to the new loans raised.

31.	Income tax and social contribution

	09/2020	09/2019
Current income tax and social contribution taxes
Income tax for the period	(649,013)	(86,108)
Social contribution for the period	(237,965)	(32,195)
Tax incentive – SUDENE/SUDAM (*)	118,348	126,174
	(768,630)	7,871
Deferred income tax and social contribution
Deferred income tax	389,855	(680,668)
Deferred social contribution	140,348	(245,040)
	530,203	(925,708)
Provision for income tax and social contribution contingencies	(8,895)	(8,650)
	521,308	(934,358)
	(247,322)	(926,487)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	09/2020	09/2019

Income before income tax and social contribution	1,077,591	4,044,951
Combined tax rate	34%	34%
Combined tax rate on income tax and social contribution	(366,381)	(1,375,284)
(Additions) / deletions:
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(18,703)	29,069
Tax incentive SUDENE/SUDAM (*)	118,348	126,174
Tax benefit related to interest on shareholders’ equity	-	307,700
Other amounts	19,414	(14,146)
	119,059	448,797
Income tax and social contribution recorded in income for the period	(247,322)	(926,487)
Effective rate	22.95%	22.90%

(*) As mentioned in note 24 c.3, in order for investment grants not to be computed in real profit, they must be recorded as a reserve of tax incentives, which can only be used to absorb losses or be incorporated

96

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

 into the share capital. TIM S.A. has tax benefits that fall under these rules.

97

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)
32.	Earnings per share

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	09/2020	09/2019

Income attributable to the shareholders of the company	830,269	3,118,464

Weighted average number of common shares issued (thousands)	28,560,831	42,296,790

Basic earnings per share (expressed in R$)	0.03	0.07

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	09/2020	09/2019

Income attributable to shareholders of the Company	830,269	-

Weighted average number of common shares issued (thousands)	28,560,986	-

Diluted earnings per share (expressed in R$)	0,03	-

The calculation of diluted earnings per share considered 155 thousands of shares related to the awards of the 2011-2013 plan and the 2014-2016 plan, as mentioned in Note 26.

In 2019, there were no potential diluting shares in the share of current shareholders. Thus, the calculation of diluted earnings per share was equal to basic earnings per share.

98

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)
33.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies are as follows:

	Assets
	09/2020	12/2019
TIM Participações (8)	-	11,310
Telecom Italia Sparkle (1)	3,820	1,949
TI Sparkle (3)	4,129	2,007
TIM Brasil (8)	6,232	4,860
Gruppo Havas (7)	29,360	-
Others	941	1,035
Total	44,482	21,161

	Liabilities
	09/2020	12/2019

TIM Participações (4)	-	32,975
Telecom Italia S.p.A. (2)	124,948	80,825
Telecom Italia Sparkle (1)	16,661	6,531
TI Sparkle (3)	5,864	3,731
TIM Brasil (5)	6,101	4,916
Vivendi Group (6)	1,153	1,164
Gruppo Havas (7)	31,558	11,049
Others	8,597	2,467
Total	194,882	143,658

	Revenue
	09/2020	09/2019

Telecom Italia S.p.A. (2)	955	465
Telecom Italia Sparkle (1)	2,939	4,500
TI Sparkle (3)	2,871	862
Total	6,765	5,827

	Costs / Expenses
	09/2020	09/2019

Telecom Italia S.p.A. (2)	84,132	70,074
Telecom Italia Sparkle (1)	18,566	23,865
TI Sparkle (3)	15,247	13,846
Vivendi Group (6)	1,191	1,361
Gruppo Havas (7)	136,941	188,838
Others	17,229	14,439
Total	273,306	312,423

99

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(1) Values refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(2) Values refer to international roaming, technical assistance and Value-Added Services-VAS.

On May 17, 2018, TIM Participações (incorporated by TIM S.A) and Telecom Italia signed a trademark license agreement formally granting TIM Participações and the company the right to use the “TIM” trademark by paying royalties in the amount of 0.5% of the company's net revenue. Payment is made quarterly.

(3) Values refer to link rental, EILD rental, media rental (submarine cable) and signalling service.

(4) the values refer to the contracting of insurance to cover operational risks, civil liability, health, among others. As mentioned in Note 1, TIM Participações was incorporated by TIM S.A. on August 31, 2020.

(5) mainly refer to judicial deposits made on account of labour causes and transfers of employees.

(6) the values refer to Value Added Services-VAS.

(7) From the values described above, in the result, it refers to advertising services, of which, R$126,990 (R$ 172,956 as of September 30, 2019), are related to media transfers.

(8) refer to court filings made on account of labour causes. As mentioned in Note 1, TIM Participações was incorporated by TIM S.A. on August 31, 2020.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On September 30, 2020, the Company invested R$2,723 (R$ 3,001 on September 30, 2019) with its own resources for social benefit.

Balances on equity accounts are recorded in the groups: accounts receivable from customers, advance expenses, suppliers and other current assets and liabilities.

34.	Management remuneration

Key management personnel include: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	09/2020	09/2019

Short-term benefits	15,267	14,997
Other long-term benefits	2,045	900
Share-based payments remuneration	4,720	3,949
	22,032	19,846

100

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

35.	Financial instruments and risk management

Among the financial instruments registered in the company, there are also derivatives that are financial liabilities measured at fair value through the result. At each balance sheet date such liabilities are measured at their fair value. Interest, monetary correction, exchange rate change and changes arising from the fair value measurement, where applicable, shall be recognised in the result when incurred, under the line of financial income or expenses.

Initially, derivatives are recognised at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to exchange rate variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The risks of foreign exchange changes relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange change. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of cancelling the impacts arising from the fluctuation of exchange rates on the financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or dollar purchase options to reduce the risks of foreign exchange exposure in commercial contracts.

As of September 30, 2020, the company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

-	The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA and/or TLP, when such rates do not correspond proportionally to the rates relating to Interbank Certificates of Deposit (CDI). As of September 30, 2020, the Company did not have any swap transactions linked to TJLP, IPCA and/or TLP.

-	The possibility of an unfavourable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, as of September 30, 2020, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.
101

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honour the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable as of September 30, 2020 and December 31, 2019 or revenues from services rendered.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the period ended September 30, 2020 and 2019. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of September 30, 2020 and December 31, 2019.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

In order to eliminate any liquidity risk during the pandemic, the company chose to strengthen its cash by R$ 1,000,000, through the acquisition of new loans with the Bank of Nova Scotia and BNP Paribas. The first, in the amount of R$ 574,200, was disbursed in April and, the second, in the amount of R$ 425,800, was disbursed in July 2020.

(vi) Financial credit risk

102

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The cash flow forecast is carried out and aggregated by the Finance and Treasury Department of the company. This department monitors ongoing forecasts of liquidity requirements to ensure that the company has sufficient cash to meet operational needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

	09/2020			12/2019
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative transactions	506,691	(11,100)	495,591	46,511	(4,405)	42,106

Circulating plot	383,852	(11,100)	372,752	16,602	(858)	15,744
Non-circulating parcel	122,839	-	122,839	29,909	(3,547)	26,362

The long-term derivative financial instruments consolidated at September 30, 2020 are due in accordance with the following schedule:

	Assets	Liabilities

2021	39,726	-
2022	34,708	-
2023 onwards	48,405	-
	122,839	-

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and financial leasing, the nominal flows of payments of which are disclosed in notes 19 and 15.

Consolidated financial instruments measured at fair value:

	09/2020
	Level 1	Level 2	TOTAL

Total assets	1,519,650	506,691	2,026,341

Financial assets at fair value	1,519,650	506,691	2,026,341

Derivatives used for hedging		506,691	506,691
Securities and transferable securities	1,519,650		1,519,650

Total liabilities		11,100	11,100

Financial liabilities at fair value through result		11,100	11,100
Derivatives used for hedging		11,100	11,100

	12/2019
	Level 1	Level 2	TOTAL

Total assets	658,328	46,511	704,839

Financial assets at fair value	658,328	46,511	704,839

Derivatives used for hedging	-	46,511	46,511
Securities and transferable securities	658,328	-	658,328

Total liabilities	-	4,405	4,405

Financial liabilities at fair value through result	-	4,405	4,405
Derivatives used for hedging		4,405	4,405

	12/2018
	Level 1	Level 2	TOTAL

Total assets	790,070	81,408	871,478

Financial assets at fair value	790,070	81,408	871,478

Derivatives used for hedging	-	81,408	81,408
Securities and transferable securities	790,070	-	790,070

Total liabilities	-	11,618	11,618

Financial liabilities at fair value through result	-	11,618	11,618
Derivatives used for hedging		11,618	11,618

103

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as the analysis of discounted cash flows, are used to determine the fair value for the remaining financial instruments.

The fair values of the company's derivative financial instruments were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

104

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

105

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

30 September 2020

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	6,310,445	2,026,341	8,336,786

Derivative financial instruments	-	506,691	506,691
Trade accounts receivable and other accounts receivable, excluding prepayments	3,111,933	-	3,111,933
Marketable securities	-	1,519,650	1,519,650
Cash and cash equivalents	2,124,706	-	2,124,706
Leasing	152,202	-	152,202
Judicial deposits	863,920	-	863,920
Regulatory credts recoverable	57,684	-	57,684

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	12,686,048	11,100	12,697,148

Borrowing and financing	2,593,861	-	2,593,861
Derivative financial instruments	-	11,100	11,100
Suppliers and other obligations, excluding legal obligations	2,176,054	-	2,176,054
Leasing	7,869,388	-	7,869,388
Dividends payable	46,745		46,745

31 December 2019

	Measured at amortized cost	Fair value through result	Total

Assets, as per balance sheet	6,679,376	704,839	7,384,215

Derivative financial instruments	-	46,511	46,511
Trade accounts receivable and other accounts receivable, excluding prepayments	3,286,010	-	3,286,010
Marketable securities	-	658,328	658,328
Cash and cash equivalents	2,284,048	-	2,284,048
Leasing	156,378	-	156,378
Judicial deposits	919,850	-	919,850
Regulatory credits recoverable	33,090	-	33,090

106

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through result	Total

Liabilities, as per balance sheet	14,323,556	4,405	14,327,961

Borrowing and financings	2,029,088	-	2,029,088
Derivative financial instruments	-	4,405	4,405
Suppliers and other obligations, excluding legal obligations	3,916,048	-	3,916,048
Leasing	7,780,870	-	7,780,870
Dividends payable	597,550		597,550

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial income and expenses group.

Financial risk hedge policy adopted by the company-synthesis

The company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing, in foreign currency, in order to manage the exposure of risks associated with exchange rate changes.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value.

As of September 30, 2020, there are no types of margins or guarantees applied to the company's derivative transactions.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, net worth and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the company and in force on September 30, 2020 and December 31, 2019 are shown in the following table:

30 September 2020

107

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

		Counterparty				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total Swap (Active Tip)[1]		Active Tip	Passive Tip
USD	LIBOR X DI	KFW/Finnvera	JP Morgan and Bank of America	430,309	430,309	100%	LIBOR 6M + 0.75% p.a.	85.13% of CDI
USD	PRE X DI	CISCO	JP Morgan	28,423	28,423	100%	2.50% p.a.	84.50% of CDI
EUR	PRE X DI	Bank of America	Bank of America	591,905	591,905	100%	0.33% p.a.	108.05% of CDI
USD	PRE X DI	The Bank of Nova Scotia	Scotiabank	1,118,587	1,118,587	100%	1.72% p.a.	134.53% of CDI
USD	PRE X DI	BNP Paribas	BNP Parobas	433,418	433,418	100%	3.32% p.a.	155% of CDI

1 in certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

31 December 2019

		Counterparty				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total Swap (Active Tip)		Currency	SWAP type
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	330,217	330,217	100%	LIBOR 6M + 0.75% p.a.	85.50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	40,366	40,366	100%	2.50% p.a.	84.50% of CDI

In June 2019, the Company entered into a structured options transaction in the notional amount of USD 15 million. The transaction protects the company from currency variation effects arising from its commercial contracts in a range of R$ 5.30/USD to R$6.00/USD. The operation consists of 7 options in the amount of U$ 2.14 million each and with maturity from June to December 2020. The options were acquired for the net value of R$ 2.57 million. On September 30, the value of the options marked on the market is equivalent to R$2.03 million.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Euro (EUR) and Libor, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, EUR and Libor variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

CDI Sensitivity Scenario

Description	09/2020	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (Cisco, KfW Finnvera, Scotia, BofA)	2,613,970	2,613,970	2,613,970	2,613,970
A) ∆ Accumulated Change Debt			0	0
Fair value of the active tip of the swap (+)	2,613,970	2,613,970	2,613,970	2,613,970
Fair value of the passive tip of the swap (-)	2,119,616	2,119,616	2,123,421	2,127,252
Swap result	494,354	494,354	490,549	486,718
(B) ∆ Change Accumulated Swap			-3,805	-7,636
C) Final Result (B-A)			-3,805	-7,636

108

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Risk variable	Probable Scenario	Possible scenario	Remote scenario
	(current)
CDI	1.90%	2.38%	2.85%
USD	5.6407	5.6407	5.6407
EUR	6.6132	6.6132	6.6132
Libor	0.2598%	0.2598%	0.2598%

USD sensitivity scenario

Description	09/2020	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (Cisco, KfW Finnvera, Scotia, BofA)	2,613,970	2,613,970	3,120,225	3,626,480
A) ∆ Accumulated Change Debt			506,255	1,012,510
Fair value of the active tip of the swap (+)	2,613,970	2,613,970	3,120,225	3,626,480
Fair value of the passive tip of the swap (-)	2,119,616	2,119,616	2,119,616	2,119,616
Swap result	494,354	494,354	1,000,609	1,506,864
(B) ∆ Change Accumulated Swap			506,255	1,012,510
C) Final Result (B-A)			-	-

Risk variable	Probable Scenario	Possible scenario	Remote scenario
	(current)
CDI	1.90%	1.90%	1.90%
USD	5.6407	7,0509	8,4611
EUR	6.6132	6.6132	6.6132
Libor	0.2598%	0.2598%	0.2598%

EUR sensitivity scenario

Description	09/2020	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (Cisco, KfW Finnvera, Scotia, BofA)	2,613,970	2,613,970	2,761,208	2,908,446
A) ∆ Accumulated Change Debt			147,238	294,476
Fair value of the active tip of the swap (+)	2,613,970	2,613,970	2,761,208	2,908,446
Fair value of the passive tip of the swap (-)	2,119,616	2,119,616	2,119,616	2,119,616
Swap result	494,354	494,354	641,592	788,830
(B) ∆ Change Accumulated Swap			147,238	294,476
C) Final Result (B-A)			-	-

109

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Risk variable	Probable Scenario	Possible scenario	Remote scenario
	(current)
CDI	1.90%	1.90%	1.90%
USD	5.6407	5.6407	5.6407
EUR	6.6132	8,2665	9,9198
Libor	0.2598%	0.2598%	0.2598%

Scenario sensitivity to Libor

Description	09/2020	Probable Scenario	Possible Scenario	Remote Scenario

Fair value in USD and EUR (Cisco, KfW Finnvera, Scotia, BofA)	2,613,970	2,613,970	2,614,747	2,615,523
A) ∆ Accumulated Change Debt			777	1,553
Fair value of the active tip of the swap (+)	2,613,970	2,613,970	2,614,747	2,615,523
Fair value of the passive tip of the swap (-)	2,119,616	2,119,616	2,119,616	2,119,616
Swap result	494,354	494,354	495,131	495,907
(B) ∆ Change Accumulated Swap			777	1,553
C) Final Result (B-A)			-	-

Risk variable	Probable Scenario	Possible scenario	Remote scenario
	(current)
CDI	1.90%	1.90%	1.90%
USD	5.6407	5.6407	5.6407
EUR	6.6132	6.6132	6.6132
Libor	0.2598%	0.3247%	0.3896%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the three scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on September 30, 2020 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

110

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

Table with gains and losses on derivatives in the period

09/2020
Net income from derivative operations	(467,661)

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financings, financial leases and financial instruments are presented below:

	Loans and financing	Financial leasing	Derivative financial instruments (Assets) Liabilities

31 December 2019	2,029,088	7,780,870	(42,106)

Inflows	1,800,000	1,130,992	(2,032)
Cancellations		(368,962)
Financial expenses	80,648	604,119	16,093
Foreign exchange variations, net	483,830	-	(483,833)
Payment	(1,799,705)	(1,277,631)	16,287

30 September 2020	2,593,861	7,869,388	(495,591)

The Company chose to apply the announcement IFRS 16 / CPC 06(R2) – commercial lease, retrospectively with the effects of the application on January 01, 2019, therefore, the leases that were previously classified as financial lease, using CPC 06 (IAS 17), the book value of the right-of-use asset and lease liability on the date of the initial application of the standard, represented the book value of the lease asset and lease liability immediately prior to application of this new standard, using CPC 06 (IAS 17). However, for these leases, as determined by the new standard, the company must measure the right-of-use asset and the lease liability, using this new statement from the date of the initial application. Therefore, leases previously measured in the light of IAS 17 / CPC 06, were re-measured on June 30, 2019, specifically in relation to the exclusion of variable lease payments that depend on index or rate, since projected inflation was considered for the period of contracts previously measured by IAS 17 / CPC 06.

111

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

36. Defined benefit pension plans and other post-employment benefits

	09/2020	12/2019

PAMEC/asset policy and medical plan	5,782	5,782

ICATU, SISTEL and FUNCESP

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the incorporation of AES Atimus.

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL's benefit plan, which has a defined benefit characteristic and includes inactive employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, being such a multi-sponsored benefits plan under the administration of ICATU MULTI-SPONSORED Fund;

Administration agreement: administration agreement for retirement payment to retirees and pensioners, for the retirees of the company's predecessors under the management of ICATU MULTI-SPONSORED Fund;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: supplementary pension and pension plan's instalment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the company.

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

112

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

37.       Insurances

The company maintains a policy of monitoring the risks inherent in its operations. As a result, as of September 30, 2020, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their amounts are shown below:

Modality	Insured Values
Operational Risks	R$ 33,892,520
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$28,520
Automobile (executive and operational fleet)	R$1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for moral damages.

38.       Subsequent events

-	Payment of interest on shareholder’s equity

On October 7th, 2020, TIM S.A. announced that the company’s Board of Directors approved the distribution of R$ 500 million as Interest on Equity (“IoE”). The payment will occur on November 10th, 2020, being October 19th, 2020, the date that for identification of shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-Interest on Shareholders’ Equity rights.

-	“Stalking horse” Qualification in the “OI Mobile Assets” Acquisition process

On September 7th, 2020, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, TIM S.A. informed its shareholders and to the market in general that, in replacement of the revised binding offer presented to the Oi Group on July 27th, 2020 (“Revised Offer”), together with Telefônica Brasil S.A. (“VIVO”) and Claro S.A. (“Claro” and, jointly with TIM and VIVO, the “Offerors”) a new proposal was submitted by the Offerors, on September 7th, 2020, through which they ratified the amount of R$16,5 billion (including R$756 million for services to be provided in the transition period for until 12 months by Oi Group to the Offerors). In addition to this amount, the Offerors took the commitment to enter in long-term contracts for the provision of transmission capacity services and adjusted certain terms of the Revised Offer.

As a result, the Offerors were effectively qualified by Oi Group to participate in the competitive process of sale of Mobile Assets UPI, on the condition of “stalking horse”, which should be reflected in the proposal of adjustment of Oi's Judicial Reorganization Plan, to be deliberate at the Creditors’ General Meeting of Oi Group convened for September 8th, 2020.

113

NOTES TO THE QUARTERLY INFORMATION As at September 30 (In thousands of Reais, except as otherwise stated)

As a “stalking horse”, the Offerors will also have the right, at their sole discretion, to cover the highest value offer that may be presented in the said competitive process (“right to top”).

-	Corporate restructuring conclusion and changes in negotiating codes (tickers)

On October 13th, 2020, TIM shares adopted new tickers on the Brazilian (B3) and New York (NYSE) stock exchanges. At B3, it will change from TIMP3 to TIMS3. On the NYSE, it will become TIMB, and no longer TSU.

The change results from the incorporation of TIM Participações into its wholly owned subsidiary TIM S.A., which will start trading shares and will be listed on the ‘Novo Mercado’, a B3’s special listing segment intended for companies that voluntarily adopt corporate governance practices in addition to those required by Brazilian law. TIM is the only telco operator listed in the segment.

-	TIM an FCA close unprecedent partnership for connected cars

TIM and Fiat Chrysler Automobiles (FCA) have established a partnership to offer connectivity solutions for vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy to develop ecosystems for connected services and enhance the digital experience of customers, future FCA’s launches in the country will feature eSIM, a virtual chip for onboard native Wi-Fi access, with the quality of TIM's 4G coverage and Internet of Things ("IoT") network.

The connectivity will allow the car to communicate actively and in real time with the customer, the FCA and the dealers network. FCA customers will benefit from a variety of services, from entertainment and security content to applications that interacts with the vehicle. It will also allow the remote identification of possible vehicle failures with the possibility of more agile and accurate diagnostics. All this thanks to the connected sensors, which continuously send data to the FCA.

The partnership strengthens TIM's presence in the segment of services provided to companies – B2B, inaugurating its operations in the vertical of connected cars that joins the solid portfolio of IoT solutions. At the same time, it enables the opening of new ways of reaching the customer in the segment of services provided to consumers – B2C, through the provision of "in-car" services.

114

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on September 30th, 2020, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 3rd, 2020.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council
115

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended on September 30th, 2020.

Rio de Janeiro, November 3th, 2020.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer
116

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended September 30th, 2020.

Rio de Janeiro, November 3th, 2020.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
JAQUES HORN Legal Officer

117

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer